  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 1997

                                                REGISTRATION NO. 333-25053
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           PAUL HARRIS STORES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
                INDIANA                              35-0907402
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                                6003 GUION ROAD
                          INDIANAPOLIS, INDIANA 46254
                                (317) 293-3900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             CHARLOTTE G. FISCHER
                       CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                                6003 GUION ROAD
                          INDIANAPOLIS, INDIANA 46254
                                (317) 293-3900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
           DAVID C. WORRELL                        MARY A. BERNARD
            BAKER & DANIELS                        KING & SPALDING
       300 NORTH MERIDIAN STREET                120 WEST 45TH STREET
              SUITE 2700                      NEW YORK, NEW YORK 10036
      INDIANAPOLIS, INDIANA 46204                  (212) 556-2100
            (317) 237-0300
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as is practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
       SECURITIES         AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
    TO BE REGISTERED      REGISTERED(1)  PER SHARE(2)     PRICE(2)        FEE(3)
-----------------------------------------------------------------------------------
Common Stock, without      3,450,000
 par value..............     shares         $13.56      $46,790,625      $14,179

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 450,000 shares subject to over-allotment options granted to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the Common Stock on the Nasdaq National Market System on April 4, 1997.

(3) Included in amount previously paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION--DATED APRIL 18, 1997

PROSPECTUS

--------------------------------------------------------------------------------

                                3,000,000 Shares

                                      LOGO

                                  Common Stock

--------------------------------------------------------------------------------

Of the 3,000,000 shares of common stock, without par value (the "Common Stock") offered hereby (the "Offering"), 500,000 shares are being sold by Paul Harris Stores, Inc. (the "Company") and 2,500,000 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."

The Common Stock of the Company is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PAUH." On April 16, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $16.00 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGES 6 TO 8 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES   COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 Underwriting                  Proceeds to
                                    Price to    Discounts and   Proceeds to      Selling
                                     Public     Commissions(1)   Company(2)   Shareholder(2)
--------------------------------------------------------------------------------------------
Per Share.......................     $              $              $              $
--------------------------------------------------------------------------------------------
Total(3) .......................   $              $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $100,000, and expenses payable by the Selling Shareholder estimated to be $350,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 450,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $      , the total Underwriting Discounts and Commissions will be $      ,
    the total Proceeds to Company will be $       and the total Proceeds to
    Selling Shareholder will be $      . See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One
New York Plaza, New York, New York, on or about May   , 1997.

PRUDENTIAL SECURITIES INCORPORATED
          ROBERTSON, STEPHENS & COMPANY
                                                          RODMAN & RENSHAW, INC.
April   , 1997

                                   [PHOTOS]


                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents previously filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (File No. 0-7264) with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended February 1, 1997;

    2. The Company's Current Report on Form 8-K, dated April 11, 1997; and

    3. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on September 17, 1992, including any amendments or reports filed for the purpose of updating such description.

  Each document filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all such documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to Secretary, Paul Harris Stores, Inc., 6003 Guion Road, Indianapolis, Indiana 46254, telephone (317) 293-3900.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is included in the Nasdaq National Market and such reports, proxy statements and other information concerning the Company are available for inspection at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and Notes thereto, included or incorporated by reference in this Prospectus. The Company's fiscal year ends on the Saturday closest to January 31. All references herein to any fiscal year are to the calendar year in which such fiscal year began. Fiscal 1996 consisted of 52 weeks, fiscal 1995 consisted of 53 weeks and fiscal 1994 consisted of 52 weeks. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

  Paul Harris Stores, Inc. ("Paul Harris" or the "Company") is a specialty retailer of moderately-priced sportswear and accessories sold under the Paul Harris Design, Paul Harris Denim and PHD brand names. The Company currently operates 221 stores located in 26 states and the District of Columbia, with the greatest concentration of stores in the Midwest. The Company's merchandising strategy emphasizes core basic items, including sweaters, turtlenecks, tee shirts, leggings, twill and denim pants, and shorts, that can be coordinated by color, style and fabric. The Company also features accent pieces and accessories such as embroidered vests, print and patterned sweaters, jewelry and scarves which enable the customer to assemble a complete outfit, generally for under $100. The Company's merchandise mix is designed to provide the Paul Harris customer with easy access to versatile and stylish sportswear outfits for work or casual occasions.

  The Company believes it addresses an underserved market by providing merchandise for style and value conscious women ages 25 to 45 with a moderate annual income. The Company's merchandise layouts promote a classic, fashionable, color-coordinated and comfortable Paul Harris look. Such layouts emphasize complete outfits grouped by separates and accessories that provide customers with wardrobe ideas. Sales Associates are trained to help customers assemble outfits and provide information on fashion trends and current promotions. The Company believes that the atmosphere of its stores contributes to repeat business and inspires loyalty to the Paul Harris brand.

  The Company is expanding and remodeling its store base. The Company's stores average 4,100 gross square feet and are located primarily in regional enclosed shopping malls and, to a lesser extent, strip shopping centers. The Company plans to open 30 net new stores in fiscal 1997 and 45 to 50 net new stores in fiscal 1998. In addition, the Company plans to remodel 30 to 35 stores in fiscal 1997 and intends to remodel 80 to 100 stores in the three fiscal years thereafter.

  In January 1995, the Board of Directors appointed Charlotte G. Fischer as Chief Executive Officer. Ms. Fischer assembled a new senior management team and took action to improve the Company's revenues and profitability. These actions included: (i) remerchandising and expanding the product assortment; (ii) upgrading stores through new fixtures and leasehold improvements; (iii) closing the Company's discount store division; (iv) expanding sourcing to be more cost-effective and efficient; and (v) improving inventory management. The Company's operating performance has improved significantly as a result of these actions. The Company's net sales in fiscal 1996 were $190.3 million, a 13.6% increase over fiscal 1995 net sales on a base of 20 fewer average stores. The Company experienced positive comparable store sales for each month of fiscal 1996, with increases of 10% or more in each of the last 11 months, resulting in a 20% increase for the fiscal year. For fiscal 1996 compared to fiscal 1995, average sales per store increased to $845,000 from $683,000. Gross income as a percentage of net sales increased to 38.0% in fiscal 1996 from 33.0% in fiscal 1995. Operating income increased to $15.7 million in fiscal 1996 from $4.7 million in fiscal 1995, an increase of 234.9%, on 7.2% less gross square footage.

  The Company's principal business goal is to become a leading specialty retailer of moderately-priced apparel to its target customer group. The Company's operating strategies include: (i) continued focus on the Company's target customer; (ii) promotion of the high-quality, high-value Paul Harris brand; (iii) emphasis on a broad offering of fully coordinated apparel and accessories; and (iv) commitment to a store design which facilitates a pleasant shopping experience and builds brand loyalty.

  The Company was incorporated under the laws of the State of Indiana in 1952. The Company's principal executive offices are located at 6003 Guion Road, Indianapolis, Indiana 46254, and the Company's telephone number is (317) 293-3900.

                                  THE OFFERING

Common Stock Offered by the Company............    500,000 shares
Common Stock Offered by the Selling              2,500,000 shares
 Shareholder...................................
Common Stock to be Outstanding after the        10,619,403 shares (1)
 Offering......................................
Use of Proceeds by the Company................. For general corporate purposes.
                                                See "Use of Proceeds."
Nasdaq National Market Symbol.................. PAUH

--------

(1) Excludes 2,185,381 shares which may be issued pursuant to the Company's stock option programs, under which options to purchase an aggregate of 1,196,078 shares of Common Stock were outstanding on April 16, 1997 (including 121,100 shares underlying options which have been granted subject to shareholder approval).

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                               TWENTY-SIX
                               WEEKS ENDED                  FISCAL YEAR
                          --------------------- ---------------------------------------
                          AUGUST 2, JANUARY 30,
                           1992(1)    1993(1)     1993      1994      1995       1996
                          --------- ----------- --------  --------  --------   --------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............   $60,606    $84,968   $154,309  $167,778  $167,523   $190,288
Gross income............    19,701     32,076     54,753    56,381    55,226     72,222
Operating income........        58     10,322     12,352     7,512     4,673     15,652
Income (loss) before
 taxes, reorganization
 items and extraordinary
 items..................      (201)     9,122      9,301     4,973     2,639     14,417
Net income..............   $ 6,790    $ 5,721   $  5,771  $  3,078  $  1,629   $  8,819
Net income per share
 (2)....................       --     $  0.61   $   0.59  $   0.31  $   0.16   $   0.83

OPERATING DATA:
Stores open at beginning
 of period..............                             201       211       239        235
Stores opened during
 period.................                              22        40        19         19
Stores closed during
 period.................                             (12)      (12)      (23)       (31)
                                                --------  --------  --------   --------
Stores open at end of
 period.................                             211       239       235        223
                                                ========  ========  ========   ========
Weighted average sales
 per store..............                        $    748  $    740  $    683   $    845
Comparable store sales
 increase (decrease)
 (3)....................                               3%        0%       (7%)       20%
Inventory turnover......                             4.9x      4.6x      4.7x       5.1x

                                                            FEBRUARY 1, 1997
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (4)
                                                         ------- ---------------
BALANCE SHEET DATA:
Working capital......................................... $21,457     $28,957
Total assets............................................  57,319      64,819
Long-term debt..........................................   1,930       1,930
Shareholders' equity....................................  36,911      44,411

--------
(1) From February 1991 until the third quarter of fiscal 1992, the Company operated under Chapter 11 of the Bankruptcy Code. The Company emerged from bankruptcy upon the confirmation of its Plan of Reorganization (the "Plan"). In accordance with AICPA guidelines, the Company restated its balance sheet with the adoption of "fresh start" accounting to reflect the impact of the Plan as of August 2, 1992. A "black line" has been drawn between the pre- and post-emergence financial information delineating their non-comparability.
(2) Net income per share is not disclosed for the period prior to the twenty-six weeks ended January 30, 1993, due to significant changes in the capital structure as part of the Plan.
(3) Calculated using net sales of stores opened for at least a 12 month period.

(4) Adjusted to give effect to the Offering at an assumed public offering price of $16.00 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on April 16, 1997) and the application of the estimated net proceeds therefrom to the Company. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

  This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act (and
Section 21E of the Exchange Act). The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies;
(iv) the use of the net proceeds to the Company of this Offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as information contained in the Company's filings with the Commission, identify important factors that could cause such differences.

  NEW STORE OPENINGS. The Company's continued growth will depend in part on its ability to open and operate new stores on a profitable basis. The Company currently intends to open 30 net new stores in fiscal 1997 and 45 to 50 net new stores in fiscal 1998. The Company's ability to open new stores on a timely and profitable basis is subject to various contingencies, some of which are beyond the Company's control. These contingencies include the Company's ability to locate suitable store sites, negotiate acceptable lease terms, build-out or refurbish sites on a timely and cost-effective basis, hire, train and retain skilled managers and personnel, obtain adequate capital resources and successfully integrate new stores into existing operations. There can be no assurance that the Company will be able to achieve its planned expansion or that its new stores will achieve levels of sales and profitability comparable to the Company's existing stores. Failure of the Company to achieve its planned expansion on a profitable basis could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Business Strategy" and "--Expansion Strategy."

  LEASE EXPIRATIONS. As of February 1, 1997, a total of 65 of the Company's stores (29.1% of all stores) were operated under leases with terms that expire in less than one year, including 29 leases on a month-to-month basis. There can be no assurance that the Company will be able to maintain its existing store locations as leases expire or to locate alternative sites on acceptable terms. Failure to maintain existing store locations or to locate alternative sites could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Properties."

  MERCHANDISE TRENDS. The Company's success depends in part on its ability to anticipate and respond in a timely manner to changing merchandise trends and consumer preferences. The failure of the Company to anticipate, identify and respond to changing merchandise trends could lead to, among other things, lower sales, excess inventories and more frequent markdowns, any of which could have a material adverse effect on the Company's results of operations and financial condition as well as its reputation with its customers.

  DEPENDENCE ON SENIOR MANAGEMENT. The success of the Company's business will continue to depend on the members of its senior management team, in general, and Charlotte G. Fischer, the Company's Chairman of the Board, President and Chief Executive Officer, in particular. The loss of the services of one or more members of the Company's senior management team could have a material adverse effect on the Company's results of operations and financial condition. See "Management."

  COMPARABLE STORE SALES. The Company's comparable store sales have experienced significant fluctuations in the past due to, among other things, changes in the Company's merchandising strategy, timing of promotions, adverse weather conditions, shifts in the timing of certain holidays, prevailing economic conditions, changes in merchandise trends, the Company's ability to source merchandise efficiently, and the timing and concentration of store openings. There can be no assurance that these and other factors will not result in declining or fluctuating comparable store sales, which could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company has achieved significant increases in comparable store sales in recent fiscal years as a result of the implementation of its operating strategies. The Company does not expect to achieve similar comparable store sales increases in future periods.

  SEASONALITY AND QUARTERLY RESULTS. The Company's business is affected by the seasonal pattern common to most retailers. Historically, its highest net sales and net income have been during the fourth quarter, which includes the holiday selling season. During fiscal 1996, approximately 36.0% of the Company's net sales and 77.1% of the Company's net income were generated during the fourth quarter. Accordingly, any adverse trend in net sales for such period could have a material adverse effect on the Company's results of operations for the quarter as well as for the entire year. In addition, the Company's results of operations may fluctuate from quarter to quarter depending upon, among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in the Company's merchandise mix. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results."

  COMPETITION. The women's retail apparel industry is highly competitive. The Company believes that the key competitive factors are price, quality, fashion and merchandise selection. Other competitive factors include brand name recognition, store location and layout, and customer service. The Company competes with a variety of national and regional women's apparel retailers and a variety of national and regional department and chain stores, mass merchants and outlet malls. Many of the Company's competitors are considerably larger, with similar lines of merchandise and comparable locations, and have substantially greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in the future. See "Business--Competition."

  IMPACT OF GENERAL ECONOMIC CONDITIONS. The Company's business is sensitive to consumer spending patterns, which in turn are subject to prevailing economic conditions. Adverse local, regional or national economic conditions may cause shifts in consumer spending that could have a material adverse effect on the Company's results of operations and financial condition.

  IMPLEMENTATION OF NEW POINT-OF-SALE SYSTEM. The Company intends to begin replacing the point-of-sale ("POS") system used by its stores commencing in the second quarter of fiscal 1997 with completion expected by the end of fiscal 1997. There can be no assurance that implementation of the new POS system in all of the Company's stores will not cause significant disruption in store operations and materially adversely affect the Company's results of operations and financial condition during implementation of the new POS system and for some period thereafter. See "Business--Management Information Systems."

  RELATIONSHIP WITH SUPPLIERS; IMPORT RISKS. All of the Company's merchandise is manufactured by third parties. The Company's business is dependent on its ability to obtain merchandise on a timely basis and at competitive prices. During fiscal 1996, the Company obtained approximately 63% of its merchandise from overseas third-party manufacturers, primarily in the Far East. Substantially all of the Company's foreign purchases are negotiated and paid for in U.S. dollars. To the extent that the Company relies on overseas sources for a large portion of its purchases, any event causing a disruption of imports, including the imposition of import restrictions, could have a material adverse effect on the Company's results of operations and financial condition. Trade restrictions in the form of tariffs or quotas, or both, applicable to apparel items could affect the importation of apparel generally and could increase the cost and reduce the supply of apparel available to the Company. In addition, the Company's import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries, significant fluctuation in the value of the U.S. dollar against foreign currencies, and restrictions on the international transfer of funds. See "Business--Planning, Sourcing and Distribution."

  RISKS RELATING TO DOING BUSINESS IN HONG KONG. In fiscal 1996, the Company purchased approximately 21.1% of its merchandise from third-party manufacturers located in Hong Kong. On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to the People's Republic of China (the "PRC"), and Hong Kong will become a Special Administrative Region ("SAR") of the PRC. As provided in the Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of the PRC (the "Basic Law"), the Hong Kong SAR will have a high degree of autonomy except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial systems and economic autonomy for 50 years. There can be no assurance that there will not be an adverse change in existing political, economic or commercial conditions in Hong Kong or that any such change would not have a material adverse effect on the Company's results of operations or financial condition. Furthermore, the Company cannot predict the effect that changes in the economic and political conditions in the PRC could have on the economics of doing business with Hong Kong manufacturers in light of the return of Hong Kong to China. Although the Company believes that it could find alternative manufacturing sources for the merchandise it currently sources from Hong Kong, the loss of a substantial portion of its Hong Kong third-party manufacturers could have a material adverse effect on the Company's results of operations and financial condition while transitioning to alternative manufacturers.

  SHARES ELIGIBLE FOR FUTURE SALE. After the completion of the Offering, the Company will have 10,619,403 shares of Common Stock outstanding (11,069,403 if the Underwriters' over-allotment option is exercised in full). Of those shares, a total of 9,851,918 (10,301,918 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The Company's executive officers and directors and the Selling Shareholder, which own an aggregate of 3,267,485 shares of Common Stock (including 2,500,000 shares to be sold in the Offering), and the Company have agreed with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common Stock or other capital stock of the Company for a period of 120 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities. See "Shares Eligible for Future Sale."

  DISCRETION IN USE OF PROCEEDS. All of the net proceeds of the Offering to the Company will be added to the Company's working capital and will be available for general corporate purposes. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for such net proceeds to be added to its working capital and, accordingly, management will have broad discretion in the application of such net proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  CERTAIN ANTI-TAKEOVER PROVISIONS. The division of the Company's Board of Directors into classes, the ability of the Board of Directors to issue shares of preferred stock in one or more series and to determine the designation, voting and other rights, preferences, privileges and restrictions applicable to such shares, together with the heightened shareholder approval requirements associated with certain business combination transactions, certain provisions of Indiana law and the Company's recently adopted shareholder rights plan, may have the effect of discouraging or delaying a merger, tender offer, proxy contest or other business combination involving the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 500,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $16.00 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on April 16, 1997) and after deducting underwriting discounts and commissions and the Company's estimated Offering expenses, are estimated to be $7.5 million ($14.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."

  The net proceeds to the Company from the Offering will be added to the Company's working capital and used for general corporate purposes. Pending the Company's use of the net proceeds of this Offering, the net proceeds will be invested in short-term, investment-grade securities or certificates of deposits.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is included in the Nasdaq National Market under the symbol "PAUH." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
FISCAL 1995
  First Quarter.................................................. $ 3.13 $ 1.25
  Second Quarter.................................................   2.63   1.38
  Third Quarter..................................................   2.50   1.25
  Fourth Quarter.................................................   2.63   1.06
FISCAL 1996
  First Quarter.................................................. $ 5.13 $ 1.75
  Second Quarter.................................................   8.50   4.00
  Third Quarter..................................................  13.25   6.25
  Fourth Quarter.................................................  22.50  11.25
FISCAL 1997
  First Quarter (through April 16, 1997)......................... $23.13 $12.50

  On April 16, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $16.00 per share. There are currently approximately 1,600 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on the Common Stock since fiscal 1978. The Company's Board of Directors presently intends to continue a policy of retaining earnings to finance the development and expansion of the Company's business. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, capital requirements, contractual restrictions, if any, financial condition and other factors considered relevant by the Company's Board of Directors.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at February 1, 1997 on an actual basis and as adjusted to give effect to the Offering at an assumed public offering price of $16.00 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on April 16, 1997) and the application of the estimated net proceeds therefrom to the Company. See "Use of Proceeds" and "Principal and Selling Shareholders." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Prospectus.

                                                             FEBRUARY 1, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Long-term debt (excluding current portion)................. $ 1,930   $ 1,930
                                                            -------   -------
Shareholders' equity:
  Preferred Stock, without par value;
   1,000,000 shares authorized;
   none issued.............................................     --        --
  Common Stock, without par value;
   20,000,000 shares authorized;
   10,114,971 shares issued and outstanding;
   10,614,971 shares issued and outstanding, as adjusted
   (1).....................................................   1,930     9,430
  Additional paid-in capital...............................   9,963     9,963
  Retained earnings........................................  25,018    25,018
                                                            -------   -------
    Total shareholders' equity.............................  36,911    44,411
                                                            -------   -------
    Total capitalization................................... $38,841   $46,341
                                                            =======   =======

--------
(1) Excludes 2,190,000 shares of Common Stock which may be issued pursuant to the Company's stock option programs, under which options to purchase an aggregate of 1,170,000 shares of Common Stock were outstanding on February 1, 1997 (including 91,100 shares underlying options which have been granted subject to shareholder approval).

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth selected consolidated income statement data and selected consolidated balance sheet data of the Company for, and as of the end of, each of the four fiscal years in the period ended February 1, 1997, and the twenty-six weeks ended August 2, 1992 and January 30, 1993. Such data were derived from, and are qualified by reference to, the Consolidated Financial Statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants. The audited Consolidated Financial Statements and Notes thereto of the Company for each of the three years in the period ended, and as of the end of the two years in the period ended, February 1, 1997 are included in this Prospectus. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in this Prospectus.

                          TWENTY-SIX WEEKS ENDED                  FISCAL YEAR
                          --------------------------  ---------------------------------------
                          AUGUST 2,     JANUARY 30,
                           1992 (1)       1993 (1)      1993      1994      1995       1996
                          -----------   ------------  --------  --------  --------   --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............   $    60,606    $    84,968 $154,309  $167,778  $167,523   $190,288
Cost of sales, including
 occupancy expenses
 exclusive of
 depreciation (2).......        40,905         52,892   99,556   111,397   112,297    118,066
                           -----------    ----------- --------  --------  --------   --------
Gross income............        19,701         32,076   54,753    56,381    55,226     72,222
Selling, general and
 administrative expenses
 (3)....................        17,443         19,749   38,905    45,539    47,081     53,300
Depreciation and
 amortization...........         2,200          2,005    3,496     3,330     3,472      3,270
                           -----------    ----------- --------  --------  --------   --------
Operating income........            58         10,322   12,352     7,512     4,673     15,652
Interest expense, net...           259          1,200    3,051     2,539     2,034      1,235
                           -----------    ----------- --------  --------  --------   --------
Income (loss) before
 taxes, reorganization
 items and extraordinary
 items..................          (201)         9,122    9,301     4,973     2,639     14,417
Reorganization items....           507            --       --        --        --         --
Provision for income
 taxes..................           --           3,401    3,530     1,895     1,010      5,598
Extraordinary items.....         6,484            --       --        --        --         --
                           -----------    ----------- --------  --------  --------   --------
Net income..............   $     6,790    $     5,721 $  5,771  $  3,078  $  1,629   $  8,819
                           ===========    =========== ========  ========  ========   ========
Net income per share
 (4)....................   $       --     $      0.61 $   0.59  $   0.31  $   0.16   $   0.83
                           ===========    =========== ========  ========  ========   ========
Weighted average common
 and common equivalent
 shares outstanding.....           --           9,445    9,822     9,981    10,067     10,616

OPERATING DATA:
Gross income %..........                                  35.5%     33.6%     33.0%      38.0%
Operating income %......                                   8.0%      4.5%      2.8%       8.2%
Stores open at beginning
 of period..............                                   201       211       239        235
Stores opened during
 period.................                                    22        40        19         19
Stores closed during
 period.................                                   (12)      (12)      (23)       (31)
                                                      --------  --------  --------   --------
Stores open at end of
 period.................                                   211       239       235        223
                                                      ========  ========  ========   ========
Weighted average sales
 per store..............                              $    748  $    740  $    683   $    845
Comparable store sales
 increase
 (decrease) (5).........                                     3%        0%       (7%)       20%
Inventory turnover......                                   4.9x      4.6x      4.7x       5.1x

                         TWENTY-SIX WEEKS ENDED               FISCAL YEAR
                         -------------------------  -------------------------------
                         AUGUST 2,    JANUARY 30,
                          1992 (1)      1993 (1)     1993    1994    1995    1996
                         ----------   ------------  ------- ------- ------- -------
                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital.........  $    7,906    $    15,750 $24,603 $24,446 $24,481 $21,457
Total assets............      67,000         53,684  58,553  63,454  57,850  57,319
Long-term debt..........      29,670         27,025  26,290  21,970  17,640   1,930
Shareholders' equity....       1,575          7,296  15,096  19,890  22,904  36,911

--------
(1) From February 1991 until the third quarter of fiscal 1992, the Company operated under Chapter 11 of the Bankruptcy Code. The Company emerged from bankruptcy upon the confirmation of its Plan of Reorganization (the "Plan"). In accordance with AICPA guidelines, the Company restated its balance sheet with the adoption of "fresh start" accounting to reflect the impact of the Plan as of August 2, 1992. A "black line" has been drawn between the pre- and post-emergence financial information delineating their non-comparability.
(2) Occupancy expenses include store level base rent, percentage rent and real estate taxes.
(3) Includes all other store level occupancy expenses not included in cost of sales.
(4) Net income per share and share data are not disclosed for the period prior to the twenty-six weeks ended January 30, 1993, due to significant changes in the capital structure as part of the Plan.
(5) Calculated using net sales of stores opened for at least a 12 month period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Selected Financial and Operating Data and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

OVERVIEW

  The Company was founded in 1952 and currently operates 221 stores in 26 states and the District of Columbia. Substantially all of the Company's stores are operated under the Paul Harris name ("Paul Harris Stores"). Primarily as a result of a very weak fourth quarter in fiscal 1990, the Company disposed of slow-moving inventory at substantial markdowns, resulting in substantial losses in both fiscal 1990 and fiscal 1991 and defaults under the Company's debt agreements. On February 27, 1991, the Company and two subsidiaries filed for protection from their creditors under Chapter 11 of the Bankruptcy Code. The Company's Chapter 11 Plan was confirmed on August 31, 1992. Under the Plan, liabilities subject to compromise were settled through initial and deferred payments of cash, shares of Common Stock and $24.0 million aggregate principal amount of 11.375% Notes due January 31, 2000 (the "11.375% Notes") issued by the Company.

  In January 1995, the Board of Directors appointed Charlotte G. Fischer as Chief Executive Officer. Ms. Fischer assembled a new senior management team and took action to improve the Company's revenues and profitability. These actions included: (i) remerchandising and expanding the product assortment to better serve the Company's target customer; (ii) upgrading stores through new fixtures and leasehold improvements; (iii) closing the Company's discount store division, which had operated under "The $5-$10-$15-$20 Place" name (the "$5-$20 Stores") and marketed off-priced apparel and close-out merchandise;
(iv) expanding sourcing to be more cost-effective and efficient; and (v) improving inventory management.

  During fiscal 1995, the implementation of these new actions, particularly the reduction of excess inventories and the phasing out of the $5-$20 Stores, adversely affected operating results. Beginning in the third quarter of fiscal 1995, the Company's operating results began to recover as these actions began to take effect. The Company reported record operating income for fiscal 1996. In addition, the Company reduced its financial leverage by repaying $4.2 million of its 11.375% Notes in fiscal 1995 and the remaining $19.8 million in fiscal 1996, three years ahead of schedule.

  In fiscal 1996, the Company opened 19 stores of which 18 were opened in the second half of the year. The Company also opened a new format store in April 1996 and is currently operating seven new format stores. The new format stores incorporate the latest version of the Company's store layout and fixture package, larger dressing rooms, an expanded accessory department and, in some cases, seating and children's play areas. The Company anticipates opening 30 net new stores in fiscal 1997 and 45 to 50 net new stores in fiscal 1998. Approximately one-third of the stores to be opened in fiscal 1997 are expected to be new format stores. The Company is also remodeling stores based largely on the positive customer feedback and financial performance of its new format stores. The Company remodeled 15 stores in fiscal 1996. The Company expects to remodel 30 to 35 stores in fiscal 1997 and 80 to 100 stores in the three fiscal years thereafter. See "Risk Factors--New Store Openings."

RESULTS OF OPERATIONS

  The following table sets forth certain income statement items and operating data as a percentage of net sales.

                                                              FISCAL YEAR
                                                           -------------------
                                                           1994   1995   1996
                                                           -----  -----  -----
   Net sales.............................................. 100.0% 100.0% 100.0%
   Cost of sales, including occupancy expenses exclusive
    of depreciation (1)...................................  66.4   67.0   62.0
                                                           -----  -----  -----
     Gross income.........................................  33.6   33.0   38.0
   Selling, general and administrative expenses (2).......  27.1   28.1   28.0
   Depreciation and amortization..........................   2.0    2.1    1.8
                                                           -----  -----  -----
     Operating income.....................................   4.5    2.8    8.2
   Interest expense, net..................................   1.5    1.2    0.7
                                                           -----  -----  -----
     Income before income taxes...........................   3.0    1.6    7.5
     Provision for income taxes...........................   1.2    0.6    2.9
                                                           -----  -----  -----
   Net income.............................................   1.8%   1.0%   4.6%
                                                           =====  =====  =====

--------
(1) Occupancy expenses include store level base rent, percentage rent and real estate taxes.
(2) Includes all store level occupancy expenses not included in cost of sales.

FISCAL 1996 COMPARED TO FISCAL 1995

  The Company's net sales increased to $190.3 million in fiscal 1996 from $167.5 million in fiscal 1995, an increase of $22.8 million or 13.6%. The increase in net sales was primarily attributable to a 20% increase in comparable store sales, which was partially offset by a decrease in the average number of stores open during fiscal 1996. The increase in comparable store sales in fiscal 1996 was primarily a result of an increase in consumer demand generally and wider acceptance of the Company's product offering, as reflected by a 22.5% increase in average customer transactions per store. The Company experienced positive comparable store sales for each month of fiscal 1996, with increases of 10% or more in each of the last 11 months, including a 23% increase for December 1996. The Company operated 223 stores on February 1, 1997, compared to 235 stores on February 3, 1996. During fiscal 1996, the Company opened 19 stores and closed 31 stores (excluding three $5-$20 Stores converted to Paul Harris Stores).

  Gross income increased to $72.2 million in fiscal 1996 from $55.2 million in fiscal 1995, an increase of $17.0 million or 30.8%. As a percentage of net sales, gross income increased to 38.0% in fiscal 1996 from 33.0% in fiscal 1995. Gross income increased primarily due to the increase in net sales. Gross income as a percentage of net sales increased as a result of a higher percentage of lower cost merchandise from overseas sources and a growth in net sales of accessories, which generally have higher gross margins than apparel.

  Selling, general and administrative expenses increased to $53.3 million in fiscal 1996 from $47.1 million in fiscal 1995, an increase of $6.2 million or 13.2%. As a percentage of net sales, selling, general and administrative expenses decreased to 28.0% in fiscal 1996 from 28.1% in fiscal 1995. Of the $6.2 million increase, $3.7 million was attributable to increased incentive compensation payable as a result of the Company's attainment of performance targets set by the Board of Directors for net sales (for field personnel) and pretax income (for headquarters personnel). The remaining $2.5 million resulted from increases in payroll, credit card and other expenses.

  Depreciation and amortization decreased to $3.3 million in fiscal 1996 from $3.5 million in fiscal 1995, a decrease of $202,000 or 5.8%. As a percentage of net sales, depreciation and amortization decreased to 1.8% in fiscal 1996 from 2.1% in fiscal 1995.

  Operating income increased to $15.7 million in fiscal 1996 from $4.7 million in fiscal 1995, an increase of $11.0 million or 234.9%. As a percentage of net sales, operating income increased to 8.2% in fiscal 1996 from 2.8% in fiscal 1995.

  Interest expense, net, decreased to $1.2 million in fiscal 1996 from $2.0 million in fiscal 1995, a decrease of $799,000 or 39.3%. The decrease resulted primarily from repayment of the 11.375% Notes.

  Provision for income taxes increased to $5.6 million in fiscal 1996 from $1.0 million in fiscal 1995, an increase of $4.6 million, or 454.3%, primarily because of the increase in income before income taxes. The Company's effective income tax rate increased to 38.8% in fiscal 1996 from 38.3% in fiscal 1995. The Company had approximately $3.4 million of federal income tax loss carryforwards remaining available after the provision for income taxes for fiscal 1996. Due to the utilization of federal and state income tax loss carryforwards, the Company benefited in fiscal 1996 from a reduction of income taxes payable (reflected as a credit to additional paid-in capital) of $5.0 million.

  As a result of all the above factors, the Company's net income increased to $8.8 million in fiscal 1996 from $1.6 million in fiscal 1995, an increase of $7.2 million, or 441.4%.

FISCAL 1995 COMPARED TO FISCAL 1994

  The Company's net sales decreased to $167.5 million in fiscal 1995 from $167.8 million in fiscal 1994, a decrease of $255,000 or less than 1.0%. The decrease in net sales was primarily attributable to a 7% decline in total comparable store sales, which was partially offset by an increase in the average number of stores open during fiscal 1995. The fiscal 1995 decline in comparable store sales included a (i) 6% decline in comparable store sales for the Paul Harris Stores due to fewer customers, fewer units sold per transaction and a lower price per unit sold and (ii) an 18% decline in comparable store sales for the $5-$20 Stores due to fewer customers and a lower price per unit sold, partially offset by an increase in units sold per transaction. The Company operated 235 stores on February 3, 1996, compared to 239 stores on January 28, 1995. During fiscal 1995, the Company opened 19 stores and closed 23 stores (excluding 15 $5-$20 Stores that were converted to Paul Harris Stores).

  Gross income decreased to $55.2 million in fiscal 1995 from $56.4 million in fiscal 1994, a decrease of $1.2 million or 2.0%. As a percentage of net sales, gross income decreased to 33.0% in fiscal 1995 from 33.6% in fiscal 1994. Gross income decreased due to the decrease in net sales, which was partially offset by negotiated lower pricing on increased amounts of merchandise sourced overseas.

  Selling, general, and administrative expenses increased to $47.1 million in fiscal 1995 from $45.5 million in fiscal 1994, an increase of $1.6 million or 3.4%. As a percentage of net sales, selling, general and administrative expenses increased to 28.1% in fiscal 1995 from 27.1% in fiscal 1994. Higher common area maintenance and utility charges resulted in increased selling, general and administrative expenses. Further, fiscal 1994 expenses were reduced (relative to fiscal 1995) by a one-time curtailment gain, net of current pension expense, of $428,000 that resulted from the Company's decision to freeze its defined benefit pension plan.

  Depreciation and amortization increased to $3.5 million in fiscal 1995 from $3.3 million in fiscal 1994, an increase of $142,000 or 4.3%. As a percentage of net sales, depreciation and amortization increased to 2.1% in fiscal 1995 from 2.0% in fiscal 1994.

  Operating income decreased to $4.7 million in fiscal 1995 from $7.5 million in fiscal 1994, a decrease of $2.8 million or 37.8%. As a percentage of net sales, operating income decreased to 2.8% in fiscal 1995 from 4.5% in fiscal 1994.

  Interest expense, net, decreased to $2.0 million in fiscal 1995 from $2.5 million in fiscal 1994, a decrease of $505,000 or 19.9%. The decrease resulted primarily from payment on the 11.375% Notes and interest income earned on higher cash balances during fiscal 1995.

  Provision for income taxes decreased to $1.0 million in fiscal 1995 from $1.9 million in fiscal 1994, a decrease of $885,000 or 46.7%, primarily because of the decrease in income before income taxes. The Company's effective income tax rate for fiscal 1995 was 38.3% as compared to 38.1% for fiscal 1994. The Company had approximately $18.2 million of federal income tax loss carryforwards remaining available after the provision for income taxes for fiscal 1995. Due to the utilization of federal and state income tax loss carryforwards and recognition of prior and current years' state tax loss carryforwards, the Company benefited in fiscal 1995 from a reduction of federal income taxes payable (reflected as a credit to additional paid-in capital) of $1.4 million (including $440,000 for recognition of current and prior years' state tax loss carryforwards).

  As a result of all the above factors, the Company's net income decreased to $1.6 million for fiscal 1995 from $3.1 million in fiscal 1994, a decrease of $1.5 million or 47.1%.

SEASONALITY AND QUARTERLY RESULTS

  The Company's business, like that of most retailers, is subject to seasonal influences. A significant portion of the Company's net sales and profits are realized during the Company's fourth fiscal quarter, which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other things, the timing of new store openings, net sales and profitability contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays and promotions, and changes in the Company's merchandise mix. See "Risk Factors--Seasonality and Quarterly Results."

  The following table sets forth certain unaudited quarterly income statement information for fiscal 1996 and fiscal 1995. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

                                                          FISCAL QUARTER ENDED
                          ----------------------------------------------------------------------------------------
                          APRIL 29,  JULY 29,   OCTOBER 28, FEBRUARY 3, MAY 4,   AUGUST 3, NOVEMBER 2, FEBRUARY 1,
                            1995       1995        1995        1996      1996      1996       1996        1997
                          ---------  --------   ----------- ----------- -------  --------- ----------- -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Net sales...............   $34,801   $36,509      $36,880     $59,333   $39,639   $36,721    $45,413     $68,515
Gross income............    10,184    11,717       11,634      21,691    12,827    12,560     18,074      28,761
Operating income (loss).    (1,468)     (767)        (442)      7,350       610       404      3,427      11,211
Income (loss) before
 income taxes...........    (1,982)   (1,283)        (996)      6,900       232       107      3,058      11,020
Net income (loss).......   $(1,215)  $  (780)     $  (612)    $ 4,236   $   138   $    64    $ 1,821     $ 6,796
Net income (loss) per
 share..................   $ (0.12)  $ (0.08)     $ (0.06)    $  0.42   $  0.01   $  0.01    $  0.17     $  0.62
AS A PERCENTAGE OF NET SALES:
Net sales...............     100.0%    100.0%       100.0%      100.0%    100.0%    100.0%     100.0%      100.0%
Gross income............      29.3      32.1         31.5        36.6      32.4      34.2       39.8        42.0
Operating income (loss).      (4.2)     (2.1)        (1.2)       12.4       1.5       1.1        7.5        16.4
Income (loss) before
 income taxes...........      (5.7)     (3.5)        (2.7)       11.6       0.6       0.3        6.7        16.1
Net income (loss).......      (3.5%)    (2.1%)       (1.7%)       7.1%      0.3%      0.2%       4.0%        9.9%

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary source of working capital consists of internally generated cash and its secured, revolving credit facility which was recently increased to $30.0 million. While this credit facility is principally intended for letters of credit for import merchandise, the Company may make direct borrowings of up to the maximum amount of the credit facility. The credit facility expires June 30, 1999. The annual interest rate on borrowings outstanding under the credit facility is a variable rate equal to the prime rate of the Company's lender plus 0.25%. In addition, the letters of credit carry an initial issuance fee plus a fee of 0.25% of the face amount of such letters of credit. The credit facility also contains certain financial covenants which set limits on tangible net worth and cash flow from operations. The credit facility is secured by a security interest in the Company's inventory, equipment, fixtures, cash and an assignment of leases. At February 1, 1997, there were outstanding letters of credit issued in favor of the Company under the credit facility in an aggregate amount of $9.6 million. On the same date, there were no outstanding direct borrowings under the credit facility.

  The Company made capital expenditures of approximately $5.2 million in fiscal 1996, primarily for opening new stores (approximately $1.3 million) and remodeling existing stores and updating store fixtures (approximately $2.8 million). The Company expects to make capital expenditures in fiscal 1997 of approximately $12.5 million, primarily for the new POS system (approximately $4.4 million), for opening new stores (approximately $2.9 million) and for remodeling existing stores (approximately $3.7 million). The Company anticipates opening 30 net new stores and remodeling 30 to 35 stores during fiscal 1997.

  Net cash flow from operating activities was $21.0 million in fiscal 1996. Net cash outflow for financing activities aggregated $19.7 million in fiscal 1996, including the repayment of $19.9 million of long-term debt, primarily the 11.375% Notes, net of $214,000 received from the sale of Common Stock in connection with the exercise of stock options.

  Net cash flow from operating activities was $5.1 million in fiscal 1995. The Company's investing activities in fiscal 1995 included the investment of $2.2 million in capital improvements. Net cash outflow for financing activities aggregated $4.3 million in fiscal 1995 and was attributable to the repayment of $4.3 million of long-term debt, primarily the 11.375% Notes.

  Cash and cash equivalents decreased to $16.0 million at the end of fiscal 1996 from $19.9 million at the beginning of fiscal 1996, a decrease of $3.9 million or 19.5%.

  Management believes that the net proceeds to the Company from the Offering together with cash generated from operations and borrowings under the Company's credit facility, if any, will be sufficient to meet the Company's working capital and capital expenditure needs in the foreseeable future.

                                   BUSINESS

GENERAL

  The Company is a specialty retailer of moderately-priced sportswear and accessories sold under the Paul Harris Design, Paul Harris Denim and PHD brand names. The Company currently operates 221 stores located in 26 states and the District of Columbia, with the greatest concentration of stores in the Midwest. The Company's merchandising strategy emphasizes core basic items, including sweaters, turtlenecks, tee shirts, leggings, twill and denim pants, and shorts, that can be coordinated by color, style and fabric. The Company also features accent pieces and accessories such as embroidered vests, print and patterned sweaters, jewelry and scarves which enable the customer to assemble a complete outfit, generally for under $100. The Company's merchandise mix is designed to provide the Paul Harris customer with easy access to versatile and stylish sportswear outfits for work or casual occasions.

  The Company believes it addresses an underserved market by providing merchandise for style and value conscious women ages 25 to 45 with a moderate annual income. The Company's merchandise layouts promote a classic, fashionable, color-coordinated and comfortable Paul Harris look. Such layouts emphasize complete outfits grouped by separates and accessories that provide customers with wardrobe ideas. Sales Associates are trained to help customers assemble outfits and provide information on fashion trends and current promotions. The Company believes that the atmosphere of its stores contributes to repeat business and inspires loyalty to the Paul Harris brand.

  The Company is expanding and remodeling its store base. The Company's stores average 4,100 gross square feet and are located primarily in regional enclosed shopping malls and, to a lesser extent, strip shopping centers. The Company plans to open 30 net new stores in fiscal 1997 and 45 to 50 net new stores in fiscal 1998. In addition, the Company plans to remodel 30 to 35 stores in fiscal 1997 and intends to remodel 80 to 100 stores in the three fiscal years thereafter.

BUSINESS STRATEGY

  The Company's principal business goal is to become a leading specialty retailer of moderately-priced apparel to its target customer group. In order to achieve its business goal, the Company pursues the following operating strategies:

    Customer-Focused Retailer. The Company principally focuses on a style and value conscious woman age 25 to 45 with a moderate annual income. The clothing designs that she chooses are classic, though fashionable, with versatility for both career and casual dressing. The Company's target customer has limited time, and seeks a convenient and pleasant shopping experience. The Company uses ongoing focus groups, exit polls and surveys to remain current with the fashion needs of its target customer. In order to measure customer acceptance, the Company tests new merchandise in a small number of stores.

    Paul Harris Branded Merchandise. The Company creates a distinctive Paul Harris look by developing and marketing its apparel under its exclusive Paul Harris brands. The Paul Harris look is classic, fashionable, color coordinated and comfortable. The Company believes that its merchandise styles and fabrications, combined with its exclusive Paul Harris brand, appeals to the Company's target customer. A Paul Harris customer can create a distinctive outfit, generally for less than $100, which management believes builds strong Paul Harris brand loyalty.

    Fully-Coordinated Apparel and Accessories. The Company's merchandising strategy emphasizes a broad offering of basic apparel, including sweaters, turtlenecks, tee shirts, leggings, twill and denim pants, and shorts, which form a core wardrobe and which can be complemented by accent pieces and accessories to enable the customer to purchase complete outfits. The Company's product line features classic neutral and muted tones that are consistent with current color trends, plus basics such as white, black and taupe. Merchandise is displayed to provide customers with mix and match ideas and Sales Associates are trained to help customers assemble outfits.

    Enjoyable Shopping Experience. The Company's stores are designed to assist customers in assembling a complete wardrobe and to make customers feel at ease. Outfits are emphasized by grouping separates together and accessorizing the displays to provide wardrobing ideas. New and remodeled stores offer spacious and well lit dressing rooms and, in some of the new format stores, seating areas for shopping companions and children's play areas. In addition, the Company uses a moveable racking system to make it easier to arrange merchandise to offer customers a new look every few weeks. Paul Harris trains its Sales Associates to provide helpful customer service. Sales Associates greet each customer and provide information about fashion trends and current promotions. The Company believes that the atmosphere of its stores makes customers feel they are in a more upscale store, contributes to repeat business and inspires brand loyalty.

    Commitment to Quality. The Company works closely with its third-party manufacturers to provide quality levels for its merchandise that are recognized as good value by its customers. The Company's quality assurance procedures are designed to confirm that the Company's specifications on fabrication, fit and comfort are met by manufacturers. All merchandise carries the Company's "hassle free" return policy. The Company also has a toll-free customer service hotline.

EXPANSION STRATEGY

  Paul Harris commenced a store expansion program in fiscal 1996, opening 19 stores of which 18 were opened in the second half of the year. The Company opened a new format store in April 1996 and is currently operating a total of seven new format stores. The Company anticipates opening 30 net new stores in fiscal 1997 and 45 to 50 net new stores in fiscal 1998. Approximately one-third of the stores to be opened in fiscal 1997 are expected to be new format stores. The Company is also remodeling stores based largely on the positive customer feedback and financial performance of its new format stores. Fifteen stores were remodeled in fiscal 1996. The Company expects to remodel 30 to 35 stores in fiscal 1997 and 80 to 100 stores in the three fiscal years thereafter. See "Risk Factors--New Store Openings."

  New stores are generally expected to be located in the Company's existing markets. Management believes that clustering the Company's stores within a market area enhances recognition of the Paul Harris name, leverages retail management, permits more efficient targeting of marketing efforts, and utilizes the Company's sales team at its greatest operational efficiency.

Paul Harris Stores

  The Company currently operates a total of 221 stores in 26 states and the District of Columbia, with the greatest concentration of stores in the Midwest. Store locations are set forth below:


                  [MAP SHOWING STORE LOCATIONS APPEARS HERE]

[ ] No Stores
[ ] 1-9 Stores
[ ] 10-19 Stores
[ ] 20+ Stores

                            Store Locations by State

Arkansas                2
-------------------------
   Little Rock (2)

Delaware                1
-------------------------
   Newark

District of Columbia    1
-------------------------

Florida                 6
-------------------------
   Jacksonville
   Orlando
   Tampa (4)

Georgia                 8
-------------------------
   Atlanta (4)

   Macon (2)
   Savannah
   Columbus

Illinois               29
-------------------------
   Carbondale
   Champaign
   Chicago (23)
   Fairview Heights
   Moline
   Peoria
   Springfield

Indiana                34
-------------------------
   Anderson (3)
   Bloomington (2)
   Clarksville
   Columbus (2)
   Evansville (2)
   Ft. Wayne (3)

   Indianapolis (11)
   Kokomo
   Lafayette
   Marion
   Merrillville
   Michigan City
   Muncie
   Richmond
   South Bend
   Terre Haute
   Valparaiso

Iowa                    7
-------------------------
   Ames
   Davenport
   Des Moines (2)
   Dubuque
   Iowa City
   Sioux City

Kentucky                5
-------------------------
   Erlanger
   Florence
   Louisville
   Owensboro
   Paducah

Louisiana               2
-------------------------
   Kenner
   Monroe

Maryland                8
-------------------------
   Baltimore (4)
   Cumberland
   Frederick
   Hagerstown
   Westminster

Massachusetts           1
-------------------------
   Worcester

Michigan                2
-------------------------
   Holland
   Saginaw

Mississippi             2
-------------------------
   Jackson (2)

Missouri               10
-------------------------
   Cape Girardeau
   Columbia
   St. Louis (8)

Nebraska                1
-------------------------
   Omaha

New Jersey              5
-------------------------
   Deptford
   Mays Landing
   Moorestown
   Vineland
   Voorhees

New York                2
-------------------------
   Staten Island
   Yorktown Heights

North Carolina         12
-------------------------
   Burlington
   Cary
   Charlotte (2)
   Gastonia
   Greenville
   Raleigh-Durham (3)
   Winston-Salem (3)

Ohio                   26
-------------------------
   Cleveland (6)
   Cincinnati (8)
   Columbus (4)
   Dayton (3)
   Findlay
   Lima
   St. Clairsville
   Toledo (2)

Pennsylvania           23
-------------------------
   Allentown
   Camp Hill
   Chambersburg
   Easton
   Johnstown
   Lancaster
   Monaca
   North Hanover
   Philadelphia (7)
   Pittsburgh (3)
   Pottstown
   Scranton
   State College
   Uniontown
   York

South Carolina          5
-------------------------
   Anderson
   Charleston
   Columbia
   Myrtle Beach
   Spartanburg

South Dakota            1
-------------------------
   Sioux Falls

Tennessee              10
-------------------------
   Chattanooga
   Clarksville
   Memphis (4)
   Nashville (4)

Texas                   6
-------------------------
   Arlington
   Dallas
   Friendswood
   Houston
   San Antonio (2)

Virginia                7
-------------------------
   Danville
   Fairfax
   McLean
   Richmond (2)
   Roanoke
   Springfield

Wisconsin               5
-------------------------
   Kenosha
   Milwaukee (3)
   Racine

Total Stores          221

  Of the Company's 221 stores, a total of 181 are located in regional enclosed shopping malls and 40 are located in strip shopping centers. Thirteen of the Company's stores, operated under the name "Paul Harris Direct," are located primarily in factory and value-oriented discount centers. New stores are generally expected to be located in the Company's existing markets. Management believes that the clustering of the Company's stores within a market area enhances recognition of the Paul Harris name, leverages retail management, permits more efficient targeting of marketing programs and utilizes the Company's sales team to its greatest operational efficiency. Site selection criteria include market demographics, traffic counts, the retail mix of the potential mall or center, visibility within the center and from major thoroughfares, overall retail activity of the area and the proposed lease terms.

  The Company leases all of its stores. The Company's stores generally range in size from 3,500 to 5,500 gross square feet, with an average in fiscal 1996 of approximately 4,100 gross square feet. Stores can be opened within approximately 60 days following execution of a lease agreement. The cost of opening a store can range from $30,000 to $250,000, depending on the condition of the property, store format, location and anticipated sales volume. These costs include leasehold improvements and fixtures, and exclude point-of-sale equipment, landlord allowances and inventory. In fiscal 1996, the average cost of opening a store, including leasehold improvements and fixtures, and excluding point-of-sale equipment, landlord allowances and inventory, was $212,000 for new format stores and $40,000 for other stores. The average inventory investment in fiscal 1996 was $95,000 for new format stores and $72,000 for other stores.

  The Company intends to remodel existing stores and, where economically feasible, expand existing stores to include some or all of the elements of the Company's new format stores. The Company remodeled 15 stores in fiscal 1996 and expects to remodel 30 to 35 stores in fiscal 1997 and 80 to 100 additional stores over the three fiscal years thereafter. See "Risk Factors--New Store Openings." The cost of the remodel depends on the profitability of the existing location, its potential sales productivity and its current store size. The cost of the remodel could range from $20,000, which includes painting, new carpet and the relocation of the sales counter, to $250,000, which is the cost of a new format store.

MERCHANDISING

  Product Design and Development. The Company sells its merchandise under its exclusive Paul Harris brands, including Paul Harris Design, Paul Harris Denim and PHD. An internal product development team, headed by the Executive Vice President--Merchandising and Planning/Distribution, develops products in response to the Company's ongoing customer research and works directly with third-party manufacturers who produce the merchandise. Customer research methods include focus groups, exit polls, and surveys of both current customers and potential customers. The product development team also develops merchandise ideas from a variety of other sources, including domestic and international travel, fashion shows and industry publications. New styles, colors, fabrications, silhouettes and product concepts are tested in a small number of stores prior to making a significant purchase commitment. The merchandise planning and product development team develops the corporate merchandise plan, which specifies the number of units and dollar commitments by stock-keeping-unit ("SKU"). The product development team works with the Company's third-party manufacturers to develop exact specifications and production schedules per SKU.

  The Company continually reevaluates its product line through in-store testing and other market research. In fiscal 1995, the Company's Paul Harris Stores introduced dresses, which are currently sold in 80 stores. In the third quarter of fiscal 1996, the Company introduced the Paul Harris Denim collection, which is displayed in a boutique environment within each of the Company's stores. The denim collection includes denim jeans, skirts, jumpers and jackets. In addition, the Company began testing a new activewear line in the fiscal 1996 Fall and holiday seasons, and is now testing a Spring activewear line. Based on the results, the Company will determine whether to introduce an activewear line throughout its stores.

  Apparel. The Company's merchandising strategy emphasizes depth of product in a number of core basic items that can be coordinated by color, style and fabric. Core items include sweaters, turtlenecks, tee shirts, leggings, twill and denim pants, and shorts. Accent pieces, each of which is exclusive to the Company's stores, include embroidered vests, applique and collage tee shirts and print and patterned sweaters. The color assortment allows the Company's target customer to assemble a variety of outfits. The Company offers a variety of fabrications, including cotton, rayon, linen, denim, twill, silk and polyester blends.

  Accessories. Accessories, such as costume jewelry, socks, tights, panties, belts, hairgoods and novelty gift items, enable customers to build a complete outfit, with the exception of footwear. Paul Harris accessories are developed to mix, match and complement the Company's apparel and generally produce higher margins than sales of apparel. Since the beginning of fiscal 1995, the Company has added new categories of accessories and introduced an expanded accessory section of 500 square feet in its new format stores. To generate impulse purchases, the accessory section has been relocated closer to the checkout registers in approximately 20% of the Company's stores.

  Merchandise Mix. The following table sets forth the Company's merchandise mix by major product category as a percentage of net sales:

                                                               FISCAL YEAR
                                                            -------------------
                                                            1994   1995   1996
                                                            -----  -----  -----
   Knits...................................................  51.9%  47.4%  46.4%
   Wovens..................................................  37.3   40.8   40.2
                                                            -----  -----  -----
     Total sportswear......................................  89.2   88.2   86.6
   Dresses.................................................   1.0    3.3    2.9
                                                            -----  -----  -----
     Total apparel.........................................  90.2   91.5   89.5
   Accessories.............................................   9.8    8.5   10.5
                                                            -----  -----  -----
     Total................................................. 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  Pricing. The Company strives to combine quality with moderate price points to create merchandise at a good value as compared to competing branded and private-label merchandise. Virtually all items are priced under $100 and most items within a given category are priced similarly. The Company continually offers promotional pricing to its customers which is communicated through in-store signage. In addition, the Company uses markdowns to clear slow-moving merchandise.

  The following table sets forth the range of ticketed price points for the Company's major product categories in fiscal 1996:

                                                                    LOW    HIGH
                                                                   ------ ------
   Knits.......................................................... $18.00 $89.00
   Wovens.........................................................  24.00  99.00
     Total sportswear.............................................  18.00  99.00
   Dresses........................................................  29.00  59.00
     Total apparel................................................  18.00  99.00
   Accessories....................................................   1.00  25.00

  The majority of the Company's merchandise is sold at promotional prices that are below ticketed price points. The above table excludes merchandise of the type typically sold in $5-$20 Stores. The Company operated 18 $5-$20 Stores at the beginning of fiscal 1996. The remaining $5-$20 Stores were closed or converted to Paul Harris Stores during fiscal 1996. Merchandise typically sold in $5-$20 Stores accounted for less than 1.0% of the Company's net sales in fiscal 1996.

MARKETING AND PROMOTION

  The Company employs an in-store marketing strategy featuring merchandise presentation, point-of-sale promotions, in-store signage, and the Company's private label credit card, the Paul Harris Fashion Card ("PHFC").

  The Company introduced the PHFC in August 1994. During fiscal 1996, purchases made on the PHFC accounted for approximately 10.8% of the Company's net sales and the average sale per PHFC transaction was

$60, compared to an average sale per transaction for all other methods of payment of $29. PHFC accounts currently number in excess of 250,000. Management believes that the PHFC provides the Company with an exclusive marketing database of its target customers. As a result, the Company uses the monthly PHFC billing statement to communicate merchandise information that encourages PHFC holders to visit a store. The Company also uses direct mail to notify PHFC holders of sales and other special events. The Company promotes the PHFC through a 10% discount on the first purchase when a PHFC account is opened, point-of-purchase signage, and periodic incentive programs that reward Sales Associates for opening new PHFC accounts. The Company assumes no credit risk for the PHFC, but pays a percentage of sales as a service fee to an unaffiliated third party.

STORE OPERATIONS

  Each of the Company's stores is managed by a three-member management team generally consisting of a Store Manager and two Assistant Managers. Approximately 95 higher-volume stores operate with an Associate Manager in place of one of the Assistant Managers. Depending on store sales volume and the season, the number of Sales Associates in a particular store ranges from five to 20.

  Store management teams are responsible for total store operations, including hiring, training and scheduling of Sales Associates, receiving and processing of shipments, visual merchandising and in-store marketing. Store Managers are expected to achieve sales projections while offering the best in customer service in their stores. Store level administrative functions are centrally controlled from corporate headquarters. These functions include accounting, purchasing, store maintenance, information systems, advertising, distribution and pricing.

  The Company's stores are divided into five regions, each supervised by a Regional Manager who reports directly to the Senior Vice President of Stores. Each region is divided into districts comprised of six to eight stores within a specific geographic area. Each district is supervised by a District Manager.

  Regional Managers, District Managers, Store Managers and Associate Managers receive compensation in the form of salaries and bonuses of up to 100% of base salary for achieving specific sales and operational goals. Assistant Managers and Sales Associates are paid on an hourly basis. Assistant Managers receive bonuses in the form of Company merchandise certificates. The vast majority of the Company's Sales Associates are part-time employees.

PLANNING, SOURCING AND DISTRIBUTION

  The Company maintains tight control over inventory through a structured planning process. Senior management approves initial plans for each of the six selling seasons, which the product development team then allocates by style. The key components of the plans are the Company's expectations for sales growth, inventory turnover and merchandise promotions, all of which dictate the quantity of merchandise to be purchased. Each component is monitored on a weekly basis and pricing adjustments are made based on the performance of each style relative to plan. The Executive Vice President--Merchandising and Planning/Distribution meets weekly with the Company's product developers and planners to review the performance of the Company relative to plan and approve recommendations from the product development team. Based on the corporate merchandise plan, management also develops store-level assortment plans, which specify merchandise assortments and scheduled deliveries for each store. The Company uses the corporate merchandise plan to schedule the production of its merchandise. The Company's quality assurance staff, which includes independent agents, inspects all aspects of merchandise production, from fabric and trim specifications to color accuracy and sizing, prior to shipment.

  Merchandise sourcing is managed by the Company's product development team, which develops specifications in conjunction with the Company's third-party manufacturers. The Company uses approximately 400 domestic and foreign manufacturers to produce the merchandise that it develops. An in-house product service team of five people quality checks all third-party manufacturers. The certification process focuses on the manufacturer's ability to produce merchandise to size and quality specifications and within the required time frame. During fiscal 1996, 40 manufacturers supplied 68% of the Company's merchandise purchases; however, no manufacturer accounted for more than 7% of the Company's merchandise purchases. Approximately 63% of the Company's merchandise was purchased from foreign sources, primarily in the Far East, during fiscal 1996. The Company does not have any long-term supply contracts with its third-party manufacturers. See "Risk Factors--Relationship With Suppliers; Import Risks" and "--Risks Relating to Doing Business in Hong Kong."

  All merchandise is shipped first to the Company's Indianapolis distribution center, where each order is processed prior to shipment to the stores. Processing tasks include count verification and allocation of shipments to the individual stores. Over 95% of merchandise shipments received by the distribution facility are preticketed and prepacked. Merchandise is shipped to each store on a daily basis, excluding weekends, and arrives at the store within one to four days after shipment. The majority of shipments have been outsourced to national parcel delivery services which have installed computer tracking equipment in the Company's distribution center.

MANAGEMENT INFORMATION SYSTEMS

  Management has selected a new store POS system, which will be installed in the Company's stores beginning in the second quarter of fiscal 1997. Management expects that the new system will be installed in all of the Company's stores by the end of fiscal 1997. The present POS system was first installed in 1985 and provides corporate headquarters with sales, inventory and gross margin information from each of the Company's stores on a next-day basis. The new POS system will provide significant enhancements, including full price management (including price look-up) and promotional tracking capabilities. In addition, the new system will provide scanning, check approval, customer tracking and integrated labor management. Following the installation of the new POS system, the Company expects to replace its present IBM mainframe with a client server or AS 400 in early fiscal 1998, which will allow the Company to move to a database system and accommodate dating transactions concerning the year 2000. See "Risk Factors--Implementation of New Point-of-Sale System."

PROPERTIES

  Store Leases. All of the Company's stores are leased. The table below sets forth as of February 1, 1997 the number of the Company's leases for existing stores that will expire each year (assuming the lease is not terminated by either party prior to the expiration of the term).

                                     NUMBER OF LEASES
             FISCAL YEAR            EXPIRING EACH YEAR
             -----------            ------------------
             1997..................         65(1)
             1998..................         30
             1999..................         14
             2000..................         14
             2001..................          7
             2002..................         11
             2003..................         28
             2004..................         23
             2005..................         15
             2006 and thereafter...         16

--------
(1) Includes 29 stores currently leased on a month-to-month basis.

  In general, the Company's leases have an initial term of three to 10 years, with some having one or more five-year options to extend. Some leases have a "kick-out" clause, which normally permits either party to terminate if sales have not reached an acceptable level after a certain number of years of operation. See "Risk Factors--Lease Expirations."

  Headquarters. The Company owns its headquarters and distribution center, which are located in a single 435,000 square feet building in Indianapolis, Indiana. The Company utilizes approximately 85% of the facility.

The Company leases approximately 65,000 square feet to an unaffiliated party for an initial term expiring in 1997 and a four-year option to expire in 2001. Either party may terminate the lease with six months' prior notice. The Company believes that the facility is sufficient to accommodate planned growth. The property is subject to a mortgage of approximately $2.0 million at February 1, 1997. See Note 2 to the Consolidated Financial Statements.

TRADEMARKS

  The Company owns "Paul Harris" and other federally registered trademarks and servicemarks. The Company believes its marks are valuable and, accordingly, intends to maintain its marks and the related registrations. The Company is not aware of any pending claims of infringement or other challenges to the Company's right to use its marks in the United States. The Company has no patents, licenses, franchises or other concessions which are considered material to its operations.

COMPETITION

  The women's apparel retailing industry is highly competitive. The Company believes that the key competitive factors are price, quality, fashion and merchandise selection. Other competitive factors include brand name recognition, store location and layout, and customer service. The Company competes with a variety of national and regional women's apparel retailers, including national specialty retailers, discount stores and a variety of national and regional department and chain stores, mass merchants and outlet malls. Many of the Company's competitors are considerably larger, with similar lines of merchandise and comparable locations, and have substantially greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in the future.

EMPLOYEES

  As of February 1, 1997, the Company had approximately 2,500 non-seasonal employees, of whom approximately 940 were employed on a part-time basis. In addition, during the 1996 peak holiday shopping season, the Company hired approximately 1,400 temporary employees. Fourteen of the 21 full-time employees at the distribution center are represented by a labor union. The Company believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

  The Company is involved from time to time in legal proceedings arising in the ordinary course of its business. In the opinion of management, no pending proceedings will have a material adverse effect on the Company's results of operations or financial condition.

  On February 27, 1991, the Company and two of its subsidiaries filed a petition for relief from creditors under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court in the Southern District of Indiana, Case No. 91-2100-RLB-11. The Company's Plan was confirmed by the Bankruptcy Court on August 31, 1992. Under the Plan, liabilities subject to compromise were settled through initial and deferred payments of cash, shares of Common Stock and the 11.375% Notes. The final deferred cash payments required pursuant to the Plan were paid during the fourth quarter of fiscal 1993. Certain of the shares of Common Stock and 11.375% Notes, which were required to be distributed upon final resolution of all claims, were distributed during the second quarter of fiscal 1996.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information about the Company's current executive officers and directors.

        NAME                          AGE                POSITION
        ----                          ---                --------
Charlotte G. Fischer................. 47  Chairman of the Board, President and
                                          Chief Executive Officer
Ana P. Porter........................ 32  Executive Vice President--Merchandis-
                                          ing and Planning/Distribution
John H. Boyers....................... 52  Senior Vice President--Finance and
                                          Treasurer
Richard A. Feinberg, Ph.D............ 46  Director
Rudy Greer........................... 72  Director
Robert I. Logan...................... 78  Director
James T. Morris...................... 52  Director
Gerald Paul.......................... 72  Director
John Rau............................. 48  Director
Sally M. Tassani..................... 48  Director

  Charlotte G. Fischer became the Chairman of the Board, President and Chief Executive Officer of the Company in January 1995. From April 1994 until January 1995, Ms. Fischer was Vice Chairman of the Board and Chief Executive Officer Designate. She was a consultant to the Company from September 1993, when she first joined the Board, until April 1994. From October 1991 to March 1994, Ms. Fischer was an independent retail consultant. In addition, she was the President of C.G.F., Inc., a specialty company, which she founded in November 1992. Ms. Fischer was employed by Claire's Boutiques, Inc., a specialty retailer of accessories, from 1986 to 1991, serving as its President and Chief Operating Officer from October 1986 to September 1989 and its President and Chief Executive Officer thereafter. She was also a director of its parent corporation, Claire's Stores, Inc. Ms. Fischer is a director of Trans World Entertainment Corp., Inc.

  Ana P. Porter was named Executive Vice President--Merchandising and Planning/Distribution in February 1997. From December 1996 to February 1997, Ms. Porter was an independent retail consultant. She was Vice President-- Merchandising, Marketing and Planning/Allocation for Cotton Ginny Ltd. of Canada, a women's apparel retailer, from January 1993 to December 1996 and Merchandise Manager of Cotton Ginny Ltd. of Canada from January 1991 until January 1993. Ms. Porter also served as a director of Cotton Ginny Ltd. from 1993 to 1995.

  John H. Boyers was named Senior Vice President--Finance and Treasurer in March 1995. From January 1995 to March 1995, he acted as a consultant to the Company. Mr. Boyers was self-employed as a consultant for the period of July 1994 to January 1995. From 1990 through July 1994, he was Director of Financial Reporting for The Wackenhut Corporation, a provider of security personnel, in Coral Gables, Florida, and also served as Controller of Wackenhut Corrections Corporation, a subsidiary of The Wackenhut Corporation.

  Richard A. Feinberg, Ph.D., is Professor of Consumer Sciences and Retailing at Purdue University, a position he has held since 1989. His other current positions with Purdue University include Department Head, Department of Consumer Sciences and Retailing, Director of the Purdue Retail Institute, Acting Director of the Center for Customer Driven Quality, an Associate of the Business and Industrial Development Center, and Director of the Graduate Program, Department of Consumer Sciences and Retailing. Dr. Feinberg was elected a director of the Company in April 1997.

  Rudy Greer has been an independent consultant in the retail and marketing fields for more than the past five years. Mr. Greer has served as a director of the Company since 1992.

  Robert I. Logan was a director and Executive Vice President of Cole Taylor Bank and Cole Taylor Financial Group, a commercial bank and its parent holding company, respectively, until 1989. Since that time, he has served on the boards of directors of several private companies. Mr. Logan has served as a director of the Company since 1992.

  James T. Morris is the Chairman of the Board and President and Chief Executive Officer of IWC Resources Corporation, a water utility holding company, positions he has held for more than the past five years. Mr. Morris was elected a director of the Company in December 1996.

  Gerald Paul, a co-founder of the Company, is currently Chairman Emeritus of the Company. From February 1995 to February 1997 he served as a consultant to the Company. Mr. Paul was Chairman of the Board of the Company from June 1985 until his retirement in February 1995, and President of the Company from 1954 until his retirement. Mr. Paul has served as a director of the Company since 1952.

  John Rau has been President and Chief Executive Officer of Chicago Title & Trust Company since January 1997. From July 1993 to December 1996 he was Dean of the Indiana University School of Business. From April 1991 to June 1993, he was a visiting scholar at the Kellogg Graduate School of Management. Mr. Rau has served as a director of the Company since August 1996. Mr. Rau is also a director of the First Industrial Realty Trust Inc. and LaSalle National Bank.

  Sally M. Tassani has been Senior Vice President and Director of Operations for Leo Burnett, Inc., an advertising agency, since October 1995. From August 1995 to September 1995, she was Senior Vice President of Bender, Browning, Dolly & Sanderson, an advertising agency. Prior to August 1995, she was the Chief Executive Officer of Tassani & Paglia, Inc., a Chicago-based marketing consulting firm that she founded, for more than five years. Ms. Tassani has served as a director of the Company since 1995.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of March 24, 1997 and as adjusted to reflect consummation of the Offering by (i) the Selling Shareholder; (ii) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; and (iii) the Company's Chief Executive Officer. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                   SHARES                         SHARES
                                BENEFICIALLY                   BENEFICIALLY
                                 OWNED PRIOR                    OWNED AFTER
                               TO THE OFFERING                 THE OFFERING
     NAME AND ADDRESS OF      -----------------    SHARES     ---------------
      BENEFICIAL OWNER         NUMBER   PERCENT BEING OFFERED NUMBER  PERCENT
     -------------------      --------- ------- ------------- ------- -------
The Prudential Insurance
 Company of America (1)...... 3,013,039  29.8%    2,500,000   513,039   4.8%
  Four Gateway Center
  Newark, New Jersey 07102
Vinik Partners, L.P., et al.
 (2).........................   929,300   9.2%          --    929,300   8.8%
  260 Franklin Street
  Boston, Massachusetts 02110
Charlotte G. Fischer (3).....   661,133   6.2%          --    661,133   5.9%
  6003 Guion Road,
  Indianapolis, Indiana 46254

--------
 (1) Represents 3,013,039 shares of the Company's Nonvoting Common Stock of which 2,500,000 shares will, prior to consummation of the Offering, be converted into 2,500,000 shares of Common Stock. The Nonvoting Common Stock is convertible into an equal number of shares of Common Stock at any time on or after the occurrence of certain events, including a public sale of Common Stock by the Company.
 (2) The source of the information for this group of persons is a Schedule 13D filed with the Securities and Exchange Commission, as amended January 28, 1997. The other members of this group are: Vinik Asset Management, L.P., Jeffrey N. Vinik, Michael S. Gordon, Mark D. Hostetter, VGH Partners, L.L.C., and Vinik Asset Management, L.L.C. According to such statement, the members of the group share voting or dispositive power with respect to certain of the shares.
 (3) Includes presently exercisable stock options to purchase 619,333 shares. Also includes 2,400 shares held by members of Ms. Fischer's family, the beneficial ownership of which are disclaimed by Ms. Fischer.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 1,000,000 shares of Preferred Stock, without par value (the "Preferred Stock"), 16,500,000 shares of Common Stock, without par value (the "Common Stock"), and 3,500,000 shares of Nonvoting Common Stock, without par value (the "Nonvoting Common Stock"). The only outstanding shares of Nonvoting Common Stock are the 3,013,039 shares beneficially owned by the Selling Shareholder. See "Principal and Selling Shareholders."

COMMON STOCK

  All outstanding shares of Common Stock are fully paid and nonassessable and holders thereof have no redemption, preemptive or subscription rights.

  Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, and, upon dissolution and liquidation, to share ratably in the net assets available for distribution to shareholders. Holders of shares of Common Stock are entitled to one vote per share for the election of directors and on all matters to be submitted to a vote of the Company's shareholders.

NONVOTING COMMON STOCK

  Holders of shares of Nonvoting Common Stock are entitled to all the rights and privileges of holders of the Common Stock, except that Nonvoting Common Stock is not entitled to vote on any matter except as required by law and certain matters specified in the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"). The following matters must be approved by the holders of a majority of the outstanding shares of Common Stock and Nonvoting Common Stock, voting together as a single class: (i) a merger or consolidation to which the Company is a party; (ii) the sale, lease or other disposition of all or substantially all of the Company's assets;
(iii) dissolution of the Company; and (iv) amendment of the Restated Articles.

  Holders of the Nonvoting Common Stock may request to convert shares of Nonvoting Common Stock on a share for share basis upon the occurrence of certain events specified in the Restated Articles, including the sale by the Company to the public of shares of Common Stock in an underwritten public offering.

PREFERRED STOCK

  The Company's Restated Articles authorize the Board of Directors (without shareholder approval) to issue shares of Preferred Stock from time to time in one or more series, each series to have such powers, designations, preferences and rights, and qualifications, limitations or restrictions thereof, as may be determined by the Board of Directors. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, that are senior to rights of holders of Common Stock. In connection with the Company's Shareholder Rights Plan, the Board of Directors authorized the issuance of up to 104,000 shares of Series A Participating Cumulative Preferred Stock upon exercise of rights under the Rights Agreement. See "--Shareholder Rights Plan." The Company currently has no shares of Preferred Stock outstanding.

SHAREHOLDER RIGHTS PLAN

  General. On April 9, 1997, the Board of Directors of the Company declared a dividend of one right (a "Right") for each share of Common Stock, without par value, and Nonvoting Common Stock, without par value (collectively, the "Common Stock"), outstanding on April 25, 1997 (the "Record Date"), and, in addition, authorized the issuance of one Right with respect to each share of Common Stock that becomes outstanding thereafter, and until the earlier of the Distribution Date (as defined herein), Redemption Date (as defined herein), or April 10, 2007 (the tenth anniversary of the Rights Agreement) ("Expiration Date"). Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the

Company one one-hundredth (1/100th) of a share of Series A Participating Cumulative Preferred Stock (the "Series A Preferred Shares") at a price of $90, subject to adjustment in certain circumstances (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Rights Agent named therein. The Rights will not be exercisable until the Distribution Date and will expire on the Expiration Date, unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends with respect to the Rights or the Series A Preferred Shares relating thereto. Unless the context otherwise requires, references herein to the Common Stock include the related Rights.

  Distribution Date. Under the Rights Agreement, the distribution date ("Distribution Date") is the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (such person or group being an "Acquiring Person"), unless provisions exempting certain persons from the definition of Acquiring Person apply, and (ii) the close of business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% of the outstanding shares of Common Stock. Any person or group (or any affiliate or associate of such person or group) that acquires more than 15% of the outstanding shares of Common Stock pursuant to a transaction that is approved in advance by the Board of Directors is not an Acquiring Person, nor is the Selling Shareholder with respect to the Common Stock owned by it and its affiliates on the Record Date. A person or group (or any affiliate or associate of such person or group) that inadvertently acquires more than 15% of the outstanding shares of Common Stock will not be deemed to be an Acquiring Person, provided that such person or group reduces the percentage of beneficial ownership to less than 15% of the outstanding shares of Common Stock by the close of business on the fifth business day after notice from the Company that such person's or group's ownership interest exceeds 15% of the outstanding shares of Common Stock. Such person or group will be deemed to be an Acquiring Person at the end of such five business day period absent such reduction.

  Evidence of Rights. Until the Distribution Date, the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof (which certificates for Common Stock shall also be deemed to be Rights Certificates, as defined below) rather than separate Rights Certificates. Therefore, on and after the Record Date and until the Distribution Date, the Rights will be transferred with and only with the Common Stock and each transfer of Common Stock also will transfer the associated Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Rights Certificates alone will thereafter evidence the Rights.

  Adjustments. The number of Series A Preferred Shares or other securities issuable upon exercise of the Rights, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each share of Common Stock are all subject to adjustment from time to time in the event of any change in the Common Stock or the Series A Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Series A Preferred Shares.

  The Company may, but is not required to, issue fractional Rights or distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, the Company may make a cash payment based on the market price of such rights. In addition, the Company may, but is not required to, issue fractions of shares upon the exercise of the Rights or distribute certificates that evidence fractional Series A Preferred Shares. In lieu of fractional Preferred Shares, the Company may utilize a depository arrangement as provided by the terms of the Series A Preferred Shares and, in the case of fractions other than one one-hundredth (1/100th) of a Series A Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

  Triggering Event and Effect of Triggering Event. At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person) to a right to purchase, for the Purchase Price, that number of one one-hundredths (1/100ths) of a Series A Preferred Share equivalent to the number of shares of Common Stock that at the time of such event would have a market value of twice the Purchase Price.

  In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation that at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) that at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of the Principal Party in the transaction (as defined in the Rights Agreement, and which may include the ultimate parent of the surviving corporation) that at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate that at the time of the transaction would have a market value of twice the Purchase Price.

  Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Rights (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Rights.

  Redemption. On any date prior to the earlier of (i) such time as a person or group becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right (which amount shall be subject to adjustment as provided in the Rights Agreement) (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering the redemption of the Rights (the date of such redemption being the "Redemption Date"), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Within 10 business days after the action of the Board of Directors ordering the redemption of the Rights, the Company will give notice of such redemption to the holders of the then-outstanding Rights by mail. Each such notice of redemption will state the method by which payment of the Redemption Price will be made.

  In addition, at any time after there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon exercise of one Right pursuant to the terms of the Rights Agreement.

  Amendment. At any time prior to the Distribution Date, the Company may, without the approval of any holder of any Rights, supplement or amend any provision of the Rights Agreement (including, without limitation, the date on which the Distribution Date shall occur, the definition of Acquiring Person, the time during which the Rights may be redeemed, or the terms of the Series A Preferred Shares), except that no supplement or amendment shall be made that reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. From and after the Distribution Date and subject to applicable law, the Company may amend the Rights Agreement without the approval of any holders of Rights Certificates
(i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement or (ii) to make any other provisions which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an affiliate or an associate of an Acquiring Person). Any supplement or amendment adopted during any period after any person or group has become an Acquiring Person but prior to the Distribution Date shall be null and void unless such supplement or amendment could have been adopted under the prior sentence from and after the Distribution Date.

  Certain Effects of the Rights Plan. The Rights Plan is designed to protect shareholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics which, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. The provisions of the Rights Plan may render an unsolicited takeover of the Company more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of the Company.

CERTAIN PROVISIONS OF RESTATED ARTICLES AND BY-LAWS

  Certain provisions of the Company's Restated Articles and By-Laws may have the effect of discouraging or delaying a merger, tender offer, proxy contest or other business combination involving the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. These provisions include: (i) the division of the Board of Directors into three classes, with each class serving "staggered" terms of office of three years as required by the Restated Articles; (ii) the ability of the Board of Directors to issue shares of Preferred Stock in one or more series and to determine the designation, voting and other rights, preferences, privileges and restrictions applicable to such shares; and (iii) requirements in the Company's By-Laws for advance notice for raising business or making nominations at shareholders' meetings.

  The Company's By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders of the Company and with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. Although the Company's By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

  The Company is governed by Indiana law, which includes certain provisions regarding control share acquisitions and business combinations with shareholders owning 10% or more of the outstanding Common Stock.

  Pursuant to Indiana Code (S)23-1-42, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares. "Control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect of which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders resident in Indiana, (ii) more than 10% of its shares owned by Indiana residents or (iii) 10,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws provide that said provisions do not apply. The Restated Articles and the Company's By-Laws do not exclude the Company from the restrictions imposed by such provisions.

  Indiana Code (S)23-1-43 restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The term "business combination" is broadly defined to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an interested shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

  Indiana Code (S)23-1-22 provides that, in addition to any other provision authorized by any other section of the Indiana Business Corporation Law or contained in the articles of incorporation or the by-laws, a corporation may establish one or more procedures to regulate transactions that would, when consummated, result in a change of "control" of the corporation. Such a procedure may be established in the original articles of incorporation or by-laws, by an amendment to the articles of incorporation, or notwithstanding the fact that a vote of the shareholders would otherwise be required by any other provision of the Indiana Business Corporation Law or the articles of incorporation, by an amendment to the by-laws. For purposes of this section, "control" means, for any corporation that has 100 or more shareholders, the beneficial ownership, or the direct or indirect power to direct the voting, of not less than 10% of the voting shares of a corporation's outstanding voting shares.

  Indiana Code (S)23-1-35-1 provides that directors are required to discharge their duties: (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and
(iii) in a manner the directors reasonably believe to be in the best interests of the Company. However, this section also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. This statutory exoneration from liability does not affect the liability of directors for violations of the federal securities laws.

  The overall effect of the above statutory provisions and the provisions of the Restated Articles and the Company's By-Laws may be to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of the incumbent management, even if such actions may be beneficial to the Company's shareholders generally.

TRANSFER AGENT AND REGISTER

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  After the completion of the Offering, the Company will have 10,619,403 shares of Common Stock outstanding (11,069,403 if the Underwriters' over-allotment option is exercised in full). Of those shares, a total of 9,851,918 (10,301,918 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, any affiliate of the Company who has beneficially owned restricted securities for at least two years (one year commencing April 29, 1997) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 106,000 shares based upon the number of shares assumed to be outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. All shares of Common Stock held by affiliates of the Company will be eligible for sale immediately following consummation of the Offering pursuant to Rule 144, subject to certain restrictions under Rule 144.

  The Company's executive officers and directors and the Selling Shareholder, which own an aggregate of 3,267,485 shares of Common Stock (including 2,500,000 shares to be sold in the Offering), and the Company have agreed with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common Stock or other capital stock of the Company for a period of 120 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities.

  No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Robertson, Stephens & Company LLC and Rodman & Renshaw, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite their respective names.

                                                                        NUMBER
   UNDERWRITER                                                         OF SHARES
   -----------                                                         ---------
   Prudential Securities Incorporated.................................
   Robertson, Stephens & Company LLC .................................
   Rodman & Renshaw, Inc..............................................
                                                                       ---------
     Total ........................................................... 3,000,000
                                                                       =========

  The Company and the Selling Shareholder are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through their Representatives, have advised the Company and the Selling Shareholder that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession
of $         per share; and that such dealers may reallow a concession of
$         per share to certain other dealers. After the public offering, the public offering price and the concessions may be changed by the Representative.

  The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,000,000.

  The Company and the Selling Shareholder have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers and directors and the Selling Shareholder have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 120 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's existing stock option plans. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all shares or any portion thereof subject to such agreements.

  In connection with the Offering, certain Underwriters and selling group members (if any) who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 450,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.

  Prudential Securities Incorporated is an affiliate of the Selling Shareholder and, as a result, may be deemed an affiliate of the Company for purposes of Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers, Inc. As a result, the Offering is being conducted in accordance with the applicable provisions of Rule 2720. The Representatives have advised the Company and the Selling Shareholder that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Baker & Daniels, Indianapolis, Indiana. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, New York, New York.

                                    EXPERTS

  The Consolidated Financial Statements of the Company for each of the three fiscal years in the period ended February 1, 1997, and as of February 3, 1996 and February 1, 1997 included and incorporated by reference in this Prospectus have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of February 3, 1996 and February 1, 1997... F-3
Consolidated Statements of Income for Fiscal 1994, Fiscal 1995 and Fiscal
 1996..................................................................... F-4
Consolidated Statements of Cash Flows for Fiscal 1994, Fiscal 1995 and
 Fiscal 1996.............................................................. F-5
Consolidated Statements of Shareholders' Equity for Fiscal 1994, Fiscal
 1995 and Fiscal 1996..................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Paul Harris Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Paul Harris Stores, Inc. and its subsidiaries at February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Indianapolis, Indiana
February 27, 1997, except as to Note 9,
which is as of April 10, 1997

                   PAUL HARRIS STORES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                        FEBRUARY 3, FEBRUARY 1,
                                                           1996        1997
                                                        ----------- -----------
                                                            (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents............................   $19,886     $16,001
  Merchandise inventories..............................    17,645      19,759
  Other receivables....................................       539         861
  Prepaid expenses.....................................     1,013         836
                                                          -------     -------
    Total current assets...............................    39,083      37,457
                                                          -------     -------
Property, fixtures and equipment
  Land, building and improvements......................     5,715       5,787
  Store fixtures and equipment.........................    11,575      14,067
  Leasehold improvements and other.....................    11,389      12,567
                                                          -------     -------
                                                           28,679      32,421
  Less accumulated depreciation and amortization.......   (10,785)    (13,315)
                                                          -------     -------
    Property, fixtures and equipment, net..............    17,894      19,106
Other assets...........................................       873         756
                                                          -------     -------
                                                          $57,850     $57,319
                                                          =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable.....................................   $ 6,012     $ 8,515
  Compensation and related taxes.......................       778       3,774
  Income taxes payable.................................        45          37
  Other accrued expenses...............................     3,447       3,554
  Current maturities of long-term debt.................     4,320         120
                                                          -------     -------
    Total current liabilities..........................    14,602      16,000
                                                          -------     -------
Long-term debt.........................................    17,640       1,930
Other non-current liabilities..........................     2,704       2,478
Commitments and contingent liabilities (see Note 5)....       --          --
Shareholders' equity
  Preferred stock (no par value)
  Authorized 1,000 shares; none issued
  Common stock (no par value)
  Authorized 20,000 shares; issued and outstanding
   10,115 and 10,019, respectively.....................     1,716       1,930
  Additional paid-in capital...........................     4,989       9,963
  Retained earnings....................................    16,199      25,018
                                                          -------     -------
    Total shareholders' equity.........................    22,904      36,911
                                                          -------     -------
                                                          $57,850     $57,319
                                                          =======     =======

         See accompanying "Notes To Consolidated Financial Statements".

                   PAUL HARRIS STORES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                               FOR THE     FOR THE     FOR THE
                                              FIFTY-TWO  FIFTY-THREE  FIFTY-TWO
                                             WEEKS ENDED WEEKS ENDED WEEKS ENDED
                                             JANUARY 28, FEBRUARY 3, FEBRUARY 1,
                                                1995        1996        1997
                                             ----------- ----------- -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                            DATA)
Net sales..................................   $167,778    $167,523    $190,288
Cost of sales, including occupancy expenses
 exclusive of depreciation.................    111,397     112,297     118,066
                                              --------    --------    --------
Gross income...............................     56,381      55,226      72,222
Selling, general and administrative
 expenses..................................     45,539      47,081      53,300
Depreciation and amortization..............      3,330       3,472       3,270
Interest expense, net......................      2,539       2,034       1,235
                                              --------    --------    --------
Income before income taxes.................      4,973       2,639      14,417
Provision for income taxes.................      1,895       1,010       5,598
                                              --------    --------    --------
Net income.................................   $  3,078    $  1,629    $  8,819
                                              ========    ========    ========
Net income per common share................   $    .31    $    .16    $    .83
                                              ========    ========    ========
Weighted average number of shares and
 share equivalents outstanding.............      9,981      10,067      10,616
                                              ========    ========    ========




         See accompanying "Notes To Consolidated Financial Statements".

                   PAUL HARRIS STORES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             FOR THE     FOR THE     FOR THE
                                            FIFTY-TWO  FIFTY-THREE  FIFTY-TWO
                                           WEEKS ENDED WEEKS ENDED WEEKS ENDED
                                           JANUARY 28, FEBRUARY 3, FEBRUARY 1,
                                              1995        1996        1997
                                           ----------- ----------- -----------
                                                     (IN THOUSANDS)
Cash flow from operating activities:
Net income................................   $ 3,078     $ 1,629    $  8,819
Adjustments to reconcile earnings to cash
 provided:
  Depreciation and amortization...........     3,330       3,472       3,270
  Net loss on disposal of assets..........       328         169         560
  Utilization of net operating loss
   carryforward...........................     1,629       1,353       4,974
  (Increase) decrease in current assets:
    Merchandise inventories...............      (530)      1,922      (2,114)
    Other receivables.....................       350         410        (322)
    Prepaid expenses......................       (41)          3         177
  Increase (decrease) in current
   liabilities:
    Accounts payable......................     1,653      (1,595)      2,503
    Compensation and related taxes........       (33)       (604)      2,996
    Income taxes payable..................        25        (371)         (8)
    Other accrued expenses................      (800)     (1,718)        107
  Other...................................      (422)        412          79
                                             -------     -------    --------
Net cash flow from operating activities...     8,567       5,082      21,041
                                             -------     -------    --------
Net cash flow from investing activities:
  Additions to fixed assets...............    (3,781)     (2,247)     (5,230)
                                             -------     -------    --------
Cash flow from financing activities:
  Repayment of long-term debt.............      (737)     (4,330)    (19,910)
  Proceeds from sale of common stock......        87          32         214
                                             -------     -------    --------
Net cash flow from financing activities...      (650)     (4,298)    (19,696)
                                             -------     -------    --------
                                             $ 4,136     $(1,463)   $ (3,885)
                                             =======     =======    ========
Cash and cash equivalents
  At beginning of period..................   $17,213     $21,349    $ 19,886
  At end of period........................    21,349      19,886      16,001
                                             -------     -------    --------
                                             $ 4,136     $(1,463)   $ (3,885)
                                             =======     =======    ========
Supplemental disclosures of cash flow
 information:
  Cash paid during the period for
   interest...............................   $ 3,122     $ 4,321    $  2,188
                                             =======     =======    ========
  Cash paid during the period for income
  taxes...................................   $   119     $    11    $    632
                                             =======     =======    ========

         See accompanying "Notes To Consolidated Financial Statements".

                   PAUL HARRIS STORES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           COMMON STOCK  ADDITIONAL
                           -------------  PAID-IN   RETAINED
                           SHARES AMOUNT  CAPITAL   EARNINGS
                           ------ ------ ---------- --------
                                    (IN THOUSANDS)
Balance as of January 29,
 1994.....................  9,662 $1,597   $2,007   $11,492
  Issuance of stock
   grants.................    301    --       --        --
  Exercise of stock
   options................     35     87      --        --
  Benefit of net operating
   loss carryforward......    --     --     1,629       --
  Net income for fiscal
   year 1994..............    --     --       --      3,078
                           ------ ------   ------   -------
Balance as of January 28,
 1995.....................  9,998  1,684    3,636    14,570
  Exercise of stock
   options................     21     32      --        --
  Benefit of net operating
   loss carryforward......    --     --     1,353       --
  Net income for fiscal
   year 1995..............    --     --       --      1,629
                           ------ ------   ------   -------
Balance as of February 3,
 1996..................... 10,019  1,716    4,989    16,199
  Exercise of stock
   options................     96    214      --        --
  Benefit of net operating
   loss carryforward......    --     --     4,974       --
  Net income for fiscal
   year 1996..............    --     --       --      8,819
                           ------ ------   ------   -------
Balance as of February 1,
 1997..................... 10,115 $1,930   $9,963   $25,018
                           ====== ======   ======   =======




         See accompanying "Notes To Consolidated Financial Statements".

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Paul Harris Stores, Inc. (the "Company") is a specialty retailer of moderately-priced sportswear and accessories sold under the Paul Harris Design, Paul Harris Denim and PHD brand names. Stores are located primarily in regional enclosed shopping malls and, to a lesser extent, strip shopping centers, with the greatest concentration of stores in the Midwest.

 Definition of Fiscal Year

  The Company's fiscal year ends on the Saturday closest to the last day of January. Fiscal 1995 included 53 weeks. Fiscal 1996 and 1994 were 52 weeks each.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Paul Harris Stores, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

 Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

  Management has estimated that the carrying value of cash and cash equivalents, receivables, prepaid expenses and trade accounts payable approximates their fair value due to the relatively short period of time until expected realization. Management has estimated the fair value of long-term debt using discounted cash flow analyses, based on the Company's current expected borrowing rates for similar types of borrowing arrangements.

 Property, Fixtures and Equipment

  Property, fixtures and equipment are recorded at cost. Leasehold improvements, store fixtures and equipment, net of accumulated depreciation, are written off for closed stores. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows: Buildings and improvements 15-40 years; Store fixtures and equipment 3-10 years; Leasehold improvements 1-15 years.

 Cash and Cash Equivalents

  Cash equivalents are highly liquid investments with a maturity of less than three months (primarily money market funds). Investment income is recognized when earned.

 Merchandise Inventories

  Inventories of merchandise on hand are valued at the lower of cost or market as determined by the first-in, first-out ("FIFO") retail inventory method, which approximates FIFO cost.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

 Net Income Per Share

  Net income per share of common stock is based on the weighted average number of common and dilutive common equivalent shares outstanding.

 Income Taxes

  Income taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 is an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences, based on current tax rates, between the financial reporting bases and tax bases of assets and liabilities.

 Stock Based Compensation

  The Company has elected to continue following the existing accounting rules for stock options as contained in the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25).

NOTE 2. LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  The Company has entered into an agreement with a financial institution for a revolving credit facility. This agreement was modified as of May 8, 1996 to increase the line of credit facility from $13.5 million to $20 million and extend the term to June 30, 1997. The financial institution has agreed to make revolving loans and to issue letters of credit in amounts not to exceed $20 million, with the direct borrowings limited to $10 million. The Company made no direct borrowings during fiscal 1996. Letters of credit outstanding as of February 1, 1997 were $9.6 million. The annual interest rate on the direct borrowings is a variable rate equal to the prime rate of the bank plus 1 percent. The letters of credit carry an initial issuance fee plus negotiation fees of three eighths of a percent (0.375%) of the face amount of each letter of credit. Also, during January 1994, the Company entered into a term loan (mortgage) with the same financial institution for $2.4 million with monthly principal payments of $10,000 plus interest at 7.84% per annum. The balance of this term loan (mortgage) is due in full February 1999 and is secured by the land and buildings of the Company. The revolving credit facility contains several covenants which set limits on indebtedness, tangible net worth, cash balances, cash flow from operations, capital expenditures, liquid assets and also restrict dividends. The Company is also required to maintain all of its primary operating accounts with this institution. The revolving credit facility is secured by the Company's inventory, equipment, fixtures, cash and assignment of leases.

  On September 15, 1992 the Company issued notes in an aggregate principal amount of $24 million bearing interest of 11.375% per annum, payable semi-annually (the "11.375% Notes"). The principal amount of the 11.375% Notes were required to be redeemed pro rata in eight equal installments of $2.1 million payable on each January 31 and July 31 commencing with July 31, 1995 and ending with January 31, 1999 and the final two installments of $3.6 million on July 31, 1999 and January 31, 2000. The Indenture relating to the 11.375% Notes also contained several covenants relating to certain operational and financial requirements. The Company repaid the $19,800,000 balance outstanding on these 11.375% Notes at February 3, 1996 (current and long-term portion) in fiscal 1996.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

  Long-term debt, exclusive of amounts maturing in one year, is summarized below:

                                                        FEBRUARY 3,  FEBRUARY
                                                           1996      1, 1997
                                                        ----------- ----------
      Notes payable in semi-annual payments from July
       31, 1995 through January 31, 2000 plus interest
       payable at the rate of 11.375% per annum.......  $15,600,000        --
      Term loan (mortgage) on land and buildings
       payable in monthly payments through February
       1999 including interest at the fixed rate of
       7.84% per year.................................    2,040,000 $1,930,000
                                                        ----------- ----------
        Total long-term debt..........................  $17,640,000 $1,930,000
                                                        =========== ==========

  The term loan (mortgage) has covenants restricting indebtedness, tangible net worth, cash balances, cash flow from operations, capital expenditures, liquid assets and also restricts dividends. The book value of assets subject to this lien as of February 1, 1997 was $4,486,000.

  Scheduled maturities of long-term debt over the next three fiscal years are:
$120,000 in each of fiscal 1997 and 1998 and $1,810,000 in fiscal 1999.

  The estimated fair market value of the term loan (mortgage) was $2,012,000 and $1,915,000 as of February 3, 1996 and February 1, 1997, respectively. The estimated fair market value of the 11.375% Notes was $15,897,000 as of February 3, 1996.

NOTE 3. SHAREHOLDERS' EQUITY

  All outstanding shares are shares of voting common stock with the exception of 3,013,039 shares of non-voting common stock held by a single institutional holder. This holder may request to convert the non-voting common stock to voting common stock on a share for share basis upon the occurrence of certain events specified in the Company's Amended and Restated Articles of Incorporation, including the sale of shares of common stock by the Company in an underwritten public offering.

  Pursuant to the Company's confirmed Plan of Reorganization (the "Plan"), certain of the shares of Common Stock and the 11.375% Notes to be distributed under the Plan were to be distributed upon final resolution of all claims to the holders of allowed claims on a pro rata basis. On May 10, 1996 the Company completed the distribution. Of the 305,723 shares of Common Stock required to be distributed, 162,127 shares were issued as Non-voting Common Stock. All of these shares of Common Stock to be distributed under the Plan have been reflected in the Company's financial statements as issued and outstanding since the confirmation of the Plan in 1992.

  The Company and a major shareholder are parties to a stock transfer agreement whereby under specific guidelines, at the option of the shareholder's estate, the Company must repurchase shares of the Company's stock from the immediate family of the shareholder upon his death, to the extent that the Company receives net proceeds from life insurance policies held by the Company on the life of that shareholder. As of February 1, 1997, the Company owns and is the beneficiary of approximately $225,000 in face amount of life insurance on the life of the shareholder.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

NOTE 4. INCOME TAXES

  The provision for income taxes was as follows:

                                                  FISCAL     FISCAL     FISCAL
                                                   1994       1995       1996
                                                ---------- ---------- ----------
      Current tax expense:
        Federal................................ $   80,000 $   72,000 $  293,000
        State..................................     67,000     25,000    325,000
      Deferred tax expense:
        Federal................................  1,519,000    780,000  4,431,000
        State..................................    229,000    133,000    549,000
                                                ---------- ---------- ----------
      Income tax provision..................... $1,895,000 $1,010,000 $5,598,000
                                                ========== ========== ==========

  The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory Federal income tax rate to pretax income from continuing operations as a result of the following differences:

                                                FISCAL      FISCAL     FISCAL
                                                 1994        1995       1996
                                              ----------  ---------- ----------
      Statutory U.S. taxes................... $1,703,000  $  897,000 $4,945,000
      State and local taxes, net
       of federal benefit....................    196,000     104,000    574,000
      Other..................................     (4,000)      9,000     79,000
                                              ----------  ---------- ----------
                                              $1,895,000  $1,010,000 $5,598,000
                                              ==========  ========== ==========

  Deferred tax assets (liabilities) are comprised of the following:

                                                       FEBRUARY 3,  FEBRUARY 1,
                                                          1996         1997
                                                       -----------  -----------
      Deferred rent................................... $   991,000  $   943,000
      Depreciation....................................      10,000      465,000
      Minimum tax credit..............................     671,000      958,000
      Loss carryforwards..............................   6,925,000    1,292,000
      Other...........................................     181,000      162,000
                                                       -----------  -----------
        Gross deferred tax assets.....................   8,778,000    3,820,000
                                                       -----------  -----------
      Pre-paid pension................................    (162,000)    (162,000)
      Other...........................................    (193,000)    (209,000)
                                                       -----------  -----------
        Gross deferred tax liabilities................    (355,000)    (371,000)
                                                       -----------  -----------
      Valuation allowance.............................  (8,423,000)  (3,449,000)
                                                       -----------  -----------
      Net deferred taxes.............................. $       --   $       --
                                                       ===========  ===========

  In accordance with SFAS 109, deferred tax assets are established to give recognition to prior loss carryforwards. Additionally, deferred assets and liabilities are established related to normal temporary differences. Due to the seasonal nature of the Company's business (and its historical reliance on fourth quarter results), the volatility of trends in women's apparel, and the relatively short amount of time that has passed since the Company's emergence from Chapter 11, the net deferred tax assets have been reduced by a valuation allowance until realization of those assets is reasonably assured. As required by SOP 90-7, any utilization of net operating loss carryforwards results in an increase in additional paid-in capital. Approximately $3,404,000 of the Company's loss carryforwards remain at February 1, 1997 which, if unused, will expire in fiscal 2006 and 2007.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

  All stores are leased under operating leases which expire on various dates through fiscal 2007. Approximately 73% of the store leases contain rent escalation clauses. Expense related to these leases is recorded on a straight-line basis. The Company also leases automobiles under operating leases with terms of 24 to 36 months. Following is a summary of future minimum rental payments required by operating leases at February 1, 1997:

           PAYABLE
              IN                              MINIMUM RENTAL
            FISCAL                               PAYMENTS
             YEAR                            STORES AND OTHER
           -------                           ----------------
           1997.............................   $11,728,000
           1998.............................    10,200,000
           1999.............................     8,273,000
           2000.............................     7,495,000
           2001.............................     6,814,000
           Later Years......................    19,230,000
                                               -----------
             Total..........................   $63,740,000
                                               ===========

  In addition to minimum lease payments, the Company may be obligated to pay other contingent amounts: (1) Some store leases provide for additional rentals if sales exceed specified amounts. These additional rentals approximated 2% of rental expense for fiscal 1996, 1% for fiscal 1995, and 1% for fiscal 1994;
(2) the Company has a number of leases which are paid based on a percentage of monthly sales dollars. Such leases accounted for 13% of rental expense in fiscal 1996, 10% for fiscal 1995 and 6% for fiscal 1994; (3) Under certain store leases, additional payments are required of the Company for real estate taxes, utilities and other expenses. Rental expense under store leases for these items aggregated $15,089,000 for fiscal 1996, $14,904,000 for fiscal 1995 and $13,026,000 for fiscal 1994.

  In January 1997 the Company entered into various agreements for the purchase of new "point of sale" hardware and related software in an aggregate amount of approximately $4,900,000.

  In December 1993 the Company contracted with a local printing company to provide the Company with printing services and has agreed to purchase annual print volume of $500,000 per year for a period of five (5) years.

NOTE 6. RETIREMENT PLAN

  The Company has a non-contributory defined benefit pension plan covering substantially all full-time employees. The benefits are based on years of service and the average annual compensation for the employee's five highest consecutive years of employment with the Company. Until December 31, 1994 the Company's funding policy was to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions were intended to provide for current service and for any unfunded projected future benefit obligation over a reasonable period.

  The Company ceased benefit accrual under the defined benefit plan effective December 31, 1994. No new employees will be able to enter into the plan. Participants will maintain benefits accrued through December 31, 1994, but will not accrue any benefit for service or compensation in future years. As a result of freezing the accrued benefits, a curtailment as described under Statement of Accounting Financial Standards No. 88 (SFAS 88) "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" occurred in fiscal 1994. The curtailment gain of $572,000 is included in the Company's results of operations for fiscal 1994, net of fiscal 1994 pension expense of $144,000.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

  Net pension expense (income) for fiscal 1994, 1995 and 1996 includes the following components:

                                              FISCAL     FISCAL     FISCAL
                                               1994       1995       1996
                                             ---------  ---------  ---------
      Service expense--benefits earned
       during the year...................... $ 211,000  $     --   $     --
      Interest expense on projected benefit
       obligation...........................   156,000    106,000     91,000
      Actual loss (gain) on plan assets.....   266,000   (332,000)  (278,000)
      Net amortization and deferral.........  (489,000)   210,000    133,000
                                             ---------  ---------  ---------
      Net pension expense (income).......... $ 144,000  $ (16,000)  $(54,000)
                                             =========  =========  =========

  The funded status of the plan is as follows:

                                                        FEBRUARY 3, FEBRUARY 1,
                                                           1996        1997
                                                        ----------- -----------
      Vested........................................... $1,201,000  $1,173,000
      Nonvested........................................     63,000      32,000
                                                        ----------  ----------
      Accumulated benefit obligation...................  1,264,000   1,205,000
      Projected impact of future salary increases......        --          --
                                                        ----------  ----------
      Projected benefit obligation.....................  1,264,000   1,205,000
      Market value of plan assets available for
       benefits........................................  1,825,000   1,869,000
                                                        ----------  ----------
      Funded position.................................. $  561,000  $  664,000
                                                        ==========  ==========
      Consisting of:
        Unrecognized loss (gain) on assets............. $  107,000  $  131,000
        Prepaid asset..................................    454,000     533,000
                                                        ----------  ----------
      Funded position.................................. $  561,000  $  664,000
                                                        ==========  ==========

  The assets of the plan, comprised almost entirely of U.S. Government obligations and high grade stocks and bonds, included 6,363 shares of the Company's common stock as of January 28, 1995, February 3, 1996, and February 1, 1997.

  The weighted-average discount rates utilized in determining the actuarial present value of the projected benefit obligations were 7% and 7.25% for fiscal 1995 and 1996, respectively. The expected long-term rate of return on assets was 8% in fiscal 1995 and 1996.

NOTE 7. EMPLOYEE BENEFIT PLANS

 Stock Option Plans

  The Company has options outstanding under its 1992 Non-Qualified Stock Option Plan (the "1992 Plan") and pursuant to an agreement with its Chief Executive Officer. In addition, the Board of Directors has approved two other stock based compensation plans--the 1996 Stock Option and Incentive Plan (the "1996 Plan") and the Outside Directors Stock Option Plan (the "Directors Plan"). Both the adoption of the 1996 Plan and the Directors Plan and the options granted under such plans are subject to shareholders approval at the 1997 annual meeting of shareholders.

  The Company has elected to continue following the existing accounting rules for stock options as contained in APB Opinion No. 25 as they relate to the recognition of compensation expense in the Statement of Operations. Accordingly, no compensation expense has been recognized in the results of operations of the Company.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

  The 1992 Plan provides additional incentive to key employees and persons who are not employees of the Company but whose efforts are expected to be of substantial benefit to the Company. The 1992 Plan provides that a Committee, appointed by the Board of Directors, may from time to time grant to employees of the Company and to persons who are not employees of the Company, stock options to purchase shares of common stock of the Company. The Committee is authorized to issue options to purchase up to 900,000 shares of common stock of the Company under the 1992 Plan. In addition, grants of options were made to non-employee directors in 1992, 1993 and 1994. As of February 1, 1997 virtually all options under the 1992 Plan have been granted at an exercise price ranging from $1.31 to $17.50 per share.

  The 1996 Plan provides a means for attracting and retaining officers and key employees of the Company. The 1996 Plan is to be administered by a Committee appointed by the Board of Directors. The maximum number of shares of common stock of the Company that may be granted under the 1996 Plan is 1,000,000 shares. Grants may be in the form of stock options, restricted stock, or stock appreciation rights. Stock options granted under the 1996 Plan may be in the form of non-qualified stock options or incentive stock options. As of February 1, 1997 options to purchase 76,100 shares of common stock of the Company have been granted at an exercise price of $17.00 per share.

  Generally, options may be granted under the above plans at any time prior to the tenth anniversary of their respective effective dates. Options awarded to date generally vest in equal amounts from one to three years and expire ten years from grant date under these plans. Generally the price of the options may be tendered in cash or in shares of common stock valued at fair market value on the date of exercise for each plan.

  The Directors Plan encourages increased common stock ownership of the Company by members of the Board of Directors who are not employees of the Company. The Directors Plan reserves for the issuance of 100,000 shares of common stock of the Company. Each eligible director is automatically granted an option to purchase 3,000 shares of stock in the month following each annual meeting of shareholders held after June 19, 1996. In addition, an eligible director who did not receive options under the Company's 1992 Plan is entitled to receive options to purchase 5,000 shares of common stock in the month following the month in which he or she is first elected as a director. As of February 1, 1997, options to purchase 15,000 shares of common stock of the Company have been granted under this plan.

  Pursuant to an employment agreement by and between the Company and Ms. Fischer the compensation committee granted a non-transferable option to purchase 350,000 shares of the common stock of the Company at an exercise price of $5.68 per share.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

  The following table summarizes options outstanding and available for issuance under these plans and arrangements:

                                              FISCAL     FISCAL      FISCAL
                                               1994       1995        1996
                                             ---------  ---------  ----------
      Options outstanding at beginning of
       year.................................   553,000    883,000     904,000
        Options granted.....................   572,000    385,000     444,000
        Options exercised...................   (35,000)   (21,000)    (96,000)
        Options expired.....................  (207,000)  (343,000)    (82,000)
                                             ---------  ---------  ----------
      Options outstanding at year-end.......   883,000    904,000   1,170,000
                                             =========  =========  ==========
      Options exercisable at year-end.......   429,000    684,000     657,000
                                             =========  =========  ==========
      Options available for grant at year-
       end..................................   324,000    282,000   1,020,000
                                             =========  =========  ==========
      Weighted average option prices per
       share:
        At beginning of year................ $    3.62  $    4.68  $     3.47
        Granted.............................      5.32       1.50       10.39
        Exercised...........................      2.52       1.50        2.23
        Expired.............................      3.60       4.32        2.66
        Outstanding at year-end.............      4.68       3.47        6.30
        Exercisable at year-end............. $    3.41  $    3.83  $     5.75

  For the weighted average fair value of options granted during the year, the fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted- average assumptions used for grants in 1995 and 1996, respectively: dividend yield of
0.0 and 0.0 percent; expected volatility of 37.8 and 41.4 percent; risk free interest rates of 6.1 and 6.3 percent; and expected lives of 4.4 and 7.3 years.

                                                                 FISCAL FISCAL
                                                                  1995   1996
                                                                 ------ ------
      Weighted-average fair value per option of options granted
       during the year.......................................... $0.54  $5.17

  Had compensation expense for the Company's stock options been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                  FISCAL FISCAL
                                                                   1995   1996
                                                                  ------ ------
      Net income (in thousands)
        As reported.............................................. $1,629 $8,819
        Pro forma................................................ $1,596 $7,863
      Net income per common share
        As reported.............................................. $  .16 $  .83
        Pro forma................................................ $  .16 $  .74

  Compensation expense based on the fair value of options granted prior to January 29, 1995 were not included in the preceding pro forma calculations. Therefore, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

  The following table summarizes information about stock options outstanding and options exercisable at February 1, 1997.

                         OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                  --------------------------------- ---------------------
                    NUMBER     WEIGHTED-  WEIGHTED-   NUMBER    WEIGHTED-
     RANGE OF     OUTSTANDING   AVERAGE    AVERAGE  EXERCISABLE  AVERAGE
     EXERCISE     AT FEB. 1,  CONTRACTUAL EXERCISE  AT FEB. 1,  EXERCISE
      PRICES         1997        LIFE       PRICE      1997       PRICE
     --------     ----------- ----------- --------- ----------- ---------
          $ 1.31    221,500      8.70      $ 1.31     117,900    $ 1.31
   $ 1.32-$ 3.99    243,500      8.36        1.96     157,900      2.02
   $ 4.00-$ 5.99    429,500      7.26        5.57     281,200      5.54
   $ 6.00-$12.99     61,500      9.59        9.37           0      0.00
   $13.00-$17.50    214,000      9.80      $17.24     100,000    $17.50

 Thrift/Profit-Sharing Plan

  The Company has established a thrift/profit-sharing plan for substantially all employees which allows participating employees to authorize payroll deductions from their earnings for contribution to the plan. The Company contributes amounts as a set percentage of employees deductions as defined in the plan. Additionally, the Company may contribute amounts to the plan as determined annually by the Board of Directors from Company profits.

NOTE 8. QUARTERLY INFORMATION (UNAUDITED)

                                                  FISCAL 1995 QUARTERS
                                             ----------------------------------
                                               1ST      2ND      3RD      4TH
                                             -------  -------  -------  -------
                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                          DATA)
Net sales................................... $34,801  $36,509  $36,880  $59,333
Gross income................................  10,184   11,717   11,634   21,691
Income (loss) before income taxes...........  (1,982)  (1,283)    (996)   6,900
Net income (loss)........................... $(1,215) $  (780) $  (612) $ 4,236
                                             =======  =======  =======  =======
Net income (loss) per share................. $  (.12) $  (.08) $  (.06) $   .42
                                             =======  =======  =======  =======
                                                  FISCAL 1996 QUARTERS
                                             ----------------------------------
                                               1ST      2ND      3RD      4TH
                                             -------  -------  -------  -------
                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                          DATA)
Net sales................................... $39,639  $36,721  $45,413  $68,515
Gross income................................  12,827   12,560   18,074   28,761
Income before income taxes..................     232      107    3,058   11,020
Net income.................................. $   138  $    64  $ 1,821  $ 6,796
                                             =======  =======  =======  =======
Net income per share........................ $   .01  $   .01  $   .17  $   .62
                                             =======  =======  =======  =======

NOTE 9. SUBSEQUENT EVENTS

 Bank Revolving Credit Facility

  On April 9, 1997, the Company and its lender agreed to modify the secured revolving credit facility described in "Note 2. Long-Term Debt and Credit Arrangements." The revised agreement increases the credit facility from $20,000,000 to $30,000,000. The Company may use the entire amount of the credit facility for letters of credit or direct borrowings.

                  PAUL HARRIS STORES, INC., AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

The term of the credit facility has been extended to June 30, 1999. The annual interest rate on the direct borrowings was decreased from a variable rate equal to the prime rate of the lender plus one percent to the prime rate plus one quarter of one percent (.250%). Issuance fees for letters of credit were reduced to one quarter of one percent (.250%) from three eighths of one percent (0.375%) of the face amount of each letter of credit. The advance rate on inventory for the period of August 1 to November 30 was increased from 60% to 70%. The previous agreement contained several covenants such as those items relating to indebtedness, capital expenditures, dividends and cash balances. The new agreement has eliminated many of these covenants for the credit facility and term loan (mortgage) and modified the remaining covenants related to tangible net worth and operating cash flow requirements.

 SHAREHOLDER RIGHTS PLAN

  On April 10, 1997 the Company adopted a shareholder rights plan. The plan is designed to ensure that the Company's shareholders receive fair treatment in the event of an unsolicited attempt to acquire control of the Company. Under the plan, holders of the Company's outstanding common stock on April 25, 1997 will receive one Right for each share they hold. Initially each Right will represent the right to purchase one one-hundredth (1/100th) of a share of the Company's Series A Participating Cumulative Preferred Stock at an exercise price of $90. The Company may redeem the Rights for $.01 in cash or securities at any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock or the expiration of the Rights on April 10, 2007. The Rights are not exercisable or transferable apart from the Company's common stock unless a person or group discloses an intent or becomes a beneficial owner of 15% or more of the Company's outstanding common stock. When the Rights become exercisable and transferable, each holder of a Right (other than the person or group acquiring or attempting to acquire 15% or more of the Company's common stock) will be entitled to purchase at the Right's then-current exercise price, shares of the Preferred Stock having a value of twice the Rights exercise price.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMA-TION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Documents Incorporated by Reference.......................................    3
Available Information.....................................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................    6
Use of Proceeds...........................................................    9
Price Range of Common Stock...............................................    9
Dividend Policy...........................................................    9
Capitalization............................................................   10
Selected Consolidated Financial and Operating Data........................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   18
Management................................................................   26
Principal and Selling Shareholders........................................   28
Description of Capital Stock..............................................   29
Shares Eligible for Future Sale...........................................   34
Underwriting..............................................................   35
Legal Matters.............................................................   36
Experts...................................................................   36
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 Shares

                                      LOGO

                                  Common Stock

                                 -------------

                                   PROSPECTUS

                                 -------------

                       PRUDENTIAL SECURITIES INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY

                             RODMAN & RENSHAW, INC.

                                 April   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses, other than Underwriter's compensation, in connection with the issuance and distribution of the securities being registered hereunder are:

                                                           TO BE       TO BE
                                                          BORNE BY   BORNE BY
                                                            THE     THE SELLING
                                                         REGISTRANT SHAREHOLDER
                                                         ---------- -----------
      Securities and Exchange Commission registration
       fee..............................................   $2,363     $11,816
      NASD filing fee...................................      863       4,316
      Nasdaq listing fee................................
      Blue Sky fees and expenses........................
      Transfer agent's fees and expenses................
      Printing costs....................................
      Accounting fees and expenses......................
      Legal fees and expenses (other than Blue Sky fees
       and expenses)....................................
      Miscellaneous.....................................
                                                           ------     -------
          Total.........................................   $          $
                                                           ======     =======

--------

  All amounts except the registration fees and NASD fees are estimated. Items which are not included will be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article IX of the Company's Restated Articles requires the Company to indemnify every person (and the estate, heirs and personal representatives of such person) against all liabilities and expenses, including, without limitation, fees and disbursements of counsel and judgments, fines or penalties incurred by or awarded against, and amounts paid in settlement by or on behalf of such persons, in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding, and all appeals thereof (each, a "Claim"), in which such person may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other entity; provided, however, that if any such person is not wholly successful in defending any such claim, he or she shall be indemnified only if it is determined by a court of competent jurisdiction or by the Board of Directors, upon advice of legal counsel, that such person acted in good faith in what he or she reasonably believed to be in the best interests of the Company, or at least not opposed to the Company's interests, and, in addition, with respect to any criminal claim, that such person had no reasonable cause to believe that his or her conduct was unlawful. Such indemnification is in addition to any rights to which any subject person may otherwise be entitled.

  Reference is also made to the Form of Underwriting Agreement filed as
Exhibit 1 hereto which provides for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Registrant against certain liabilities including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in certain instances by the Underwriters and the Selling Shareholder.

  In addition, the Company has a directors' and officers' liability and company reimbursement policy that insures against certain liabilities, including liabilities under the Securities Act, subject to applicable retentions.

ITEM 16. EXHIBITS.

  The list of exhibits is incorporated by reference to the Index to Exhibits beginning on page E-1.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDIANAPOLIS, STATE OF INDIANA, ON THE 18TH DAY OF APRIL, 1997.

                                          Paul Harris Stores, Inc.

                                              /s/ Charlotte G. Fischer
                                          By: _________________________________
                                                   Charlotte G. Fischer
                                             Chairman of the Board, President
                                                            and
                                                  Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR RESPECTIVE CAPACITIES AND ON THE RESPECTIVE DATES SET FORTH OPPOSITE THEIR NAMES.

             SIGNATURE                         CAPACITY                   DATE
             ---------                         --------                   ----
    /s/ Charlotte G. Fischer         Chairman of the Board,          April 18, 1997
____________________________________  President and Chief
        Charlotte G. Fischer          Executive Officer

       /s/ John H. Boyers            Senior Vice President--         April 18, 1997
____________________________________  Finance and Treasurer
           John H. Boyers             (Principal Financial
                                      Officer)

    /s/ Keith L. Himmel, Jr.         Vice President--Finance,        April 18, 1997
____________________________________  Controller and Corporate
        Keith L. Himmel, Jr.          Secretary (Principal
                                      Accounting Officer)

  */s/ Richard A. Feinberg, Ph.D.    Director                        April 18, 1997
____________________________________
     Richard A. Feinberg, Ph.D.

                                     Director                        April   , 1997
____________________________________
             Rudy Greer

        */s/ Robert I. Logan         Director                        April 18, 1997
____________________________________
          Robert I. Logan

                                     Director                        April   , 1997
____________________________________
          James T. Morris

          */s/ Gerald Paul           Director                        April 18, 1997
____________________________________
            Gerald Paul

          */s/ John E. Rau           Director                        April 18, 1997
____________________________________
            John E. Rau

       */s/ Sally M. Tassani         Director                        April 18, 1997
____________________________________
          Sally M. Tassani


     /s/ John H. Boyers

*By: _____________________

       John H. Boyers

      Attorney-in-fact

                               INDEX TO EXHIBITS

 1*       Form of Underwriting Agreement among the Registrant, the Selling
          Shareholder, and Prudential Securities Incorporated, Robertson,
          Stephens & Company LLC, and Rodman & Renshaw, Inc., as
          Representatives of the Underwriters.
 4-A      Amended and Restated Articles of Incorporation of the Registrant
          dated September 8, 1992 (incorporated herein by reference to the
          Registrant's Form 8-K dated April 11, 1997).
 4-B      Amendment to the Amended and Restated Articles of Incorporation of
          the Registrant dated July 6, 1993 (incorporated herein by reference to the Registrant's Form 8-K dated April 11, 1997).
 4-C      Amendment to Amended and Restated Articles of Incorporation dated
          April 10, 1997 (incorporated herein by reference to the Registrant's
          Form 8-K dated April 11, 1997).
 4-D      Restated By-Laws of the Registrant (incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended February 1,
          1997).
 4-E      Secured Credit Agreement dated as of October 28, 1993, by and between the Registrant and LaSalle National Bank (incorporated herein by reference from the Registrant's Form 10-Q for the fiscal quarter ended October 30, 1993).
 4-F      Amended and Restated Secured Credit Agreement dated as of January
          20, 1994, by and between the Registrant and LaSalle National Bank
          (incorporated herein by reference from the Registrant's Form 10-Q for the fiscal quarter ended April 30, 1994).
 4-G      First Modification of Secured Credit Agreement, Notes, Mortgage and
          Other Loan Documents dated as of October 31, 1994, by and between the Registrant and LaSalle National Bank (incorporated herein by reference from the Registrant's Form 10-K for the fiscal year ended
          January 28, 1995).
 4-H      Second Modification of Secured Credit Agreement, Notes, Mortgage and
          Other Loan Documents dated as of January 31, 1995, by and between the Registrant and LaSalle National Bank (incorporated herein by reference from the Registrant's Form 10-K for the fiscal year ended
          January 28, 1995).
 4-I      Third Modification of Secured Credit Agreement, Notes, Mortgage and
          Other Loan Documents dated as of September 28, 1995, by and between the Registrant and LaSalle National Bank (incorporated herein by reference from the Registrant's Form 10-Q for the fiscal quarter ended October 28, 1995).
 4-J      Fourth Modification of Secured Credit Agreement, Revolving Note and
          Other Loan Documents dated as of May 8, 1996, by and between the
          Registrant and LaSalle National Bank (incorporated herein by reference from the Registrant's Form 10-Q for the fiscal quarter ended May 4, 1996).
 4-K      Fifth Modification of Secured Credit Agreement, Revolving Note and
          Other Loan Documents dated as of April 9, 1997, by and between
          Registrant and LaSalle National Bank (incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended
          February 1, 1997).
 4-L      Rights Agreement between the Registrant and The First National Bank of Boston, as rights agent, dated April 10, 1997 (incorporated herein by reference to the Registrant's Form 8-K dated April 11,
          1997).
 5*       Opinion of Baker & Daniels.
 23-A**   Consent of Price Waterhouse LLP.
 23-B*    Consent of Baker & Daniels (contained in Exhibit 5).
 24       The power of attorney is on the signature page.

--------
  * To be filed by amendment.

 **Filed with this amendment.

                                      E-1